AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 29, 1998
                                                           REGISTRATION NO. 333-
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                --------------
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                --------------
                       INTEGRATED HEALTH SERVICES, INC.
            (Exact name of registrant as specified in its charter)

               DELAWARE                              23-2428312
   (State or other jurisdiction of      (I.R.S. Employer Identification No.)
    incorporation or organization)
                                --------------
                            10065 Red Run Boulevard
                          Owings Mills, Maryland 21117
                                (410) 998-8400
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                            Marshall A. Elkins, Esq.
                 Executive Vice President and General Counsel
                        Integrated Health Services, Inc.
                            10065 Red Run Boulevard
                          Owings Mills, Maryland 21117
                                (410) 998-8400
           (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)

Copies of all communications, including all communications sent to the agent for service, should be sent to:


     Carl E. Kaplan, Esq.                        Leslie A. Glew, Esq.                      Frederick W. Kanner, Esq.
 Fulbright & Jaworski L.L.P.     Senior Vice President and Associate General Counsel        Dewey Ballantine LLP
      666 Fifth Avenue                     Integrated Health Services, Inc.               1301 Avenue of the Americas
  New York, New York 10103                   10065 Red Run Boulevard                      New York, New York 10019
       (212) 318-3000                       Owings Mills, Maryland 21117                       (212) 259-8000
    (212) 752-5958(FAX)                            (410) 998-8400                          (212) 259-6333 (FAX)
                                               (410) 998-8500(FAX)

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                        CALCULATION OF REGISTRATION FEE
================================================================================

         TITLE OF EACH CLASS OF        AMOUNT OF SHARES    PROPOSED MAXIMUM OFFERING   PROPOSED MAXIMUM AGGREGATE      AMOUNT OF
       SECURITIES TO BE REGISTERED   TO BE REGISTERED(1)       PRICE PER SHARE(2)           OFFERING PRICE(2)       REGISTRATION FEE

Common Stock, $.001 par value per share
 (including the Preferred Stock Purchase
 Rights)(3) ............................      3,579,766         $ 37.00                   $132,451,342            $ 39,073.15

================================================================================
(1) The Registration Statement relates to the issuance by the Registrant of a maximum of 3,579,766 shares of Common Stock either (1) upon the conversion of the Registrant's outstanding 6% Convertible Subordinated Debentures due 2003, or (2) pursuant to the standby arrangements described in the Prospectus, and the sale from time to time by Smith Barney Inc. of any such shares so acquired by it.
(2) Estimated solely for the purpose of calculating the registration fee. Such estimates have been calculated in accordance with Rule 457(c) under the Securities Act of 1933 and are based upon the average of the high and low prices per share of the Registrant's Common Stock on the New York Stock Exchange Composite Transaction Tape on May 27, 1998.
(3) The Preferred Stock Purchase Rights, which are attached to the shares of Common Stock being registered, will be issued for no additional consideration; no additional registration fee is required.
                                --------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.
================================================================================

                   SUBJECT TO COMPLETION, DATED MAY 29, 1998


PROSPECTUS
                               3,579,766 SHARES



                                   [IHS LOGO]

                        INTEGRATED HEALTH SERVICES, INC.

                                  COMMON STOCK
                                 --------------


     This Prospectus covers the issuance and sale of up to 3,579,766 shares of Common Stock, $.001 par value per share (together with the Preferred Stock Purchase Rights associated therewith, the "Common Stock"), of Integrated Health Services, Inc., a Delaware corporation ("IHS" or the "Company"), issuable either to (a) holders of outstanding 6% Convertible Subordinated Debentures due 2003 of the Company (the "Debentures") upon conversion of the Debentures, or (b) Smith Barney Inc. (the "Purchaser") pursuant to the standby arrangements described herein and the resale from time to time by the Purchaser of any such shares of Common Stock.

     The Company has called for redemption on June 29, 1998 (the "Redemption Date") all Debentures at a redemption price of 103.0% of the principal amount, plus accrued interest of $29.83 from January 1, 1998 to the Redemption Date for each $1,000 principal amount of Debentures, making a total of $1,059.83 payable for each such $1,000 principal amount. Prior to 5:00 p.m. New York City time (the "Close of Business") on the Redemption Date, at the option of the holder, the Debentures (or any portion thereof which is $1,000 or an integral multiple thereof) may be converted into shares of Common Stock of the Company at a conversion price of $32.125 per share of Common Stock (equivalent to 31.13 shares of Common Stock for each $1,000 principal amount of Debentures). Cash will be paid in lieu of any fractional shares of Common Stock issuable upon conversion of the Debentures. Debentures surrendered for conversion will not be entitled to interest accrued to the date of conversion. See "Redemption of Debentures and Alternatives to Redemption." ANY DEBENTURES NOT SO SURRENDERED FOR CONVERSION PRIOR TO THE CLOSE OF BUSINESS ON THE REDEMPTION DATE WILL BE REDEEMED FOR CASH ON THE REDEMPTION DATE AND NO FURTHER INTEREST SHALL ACCRUE. After the Redemption Date, the Debentures will no longer be deemed to be outstanding and all rights of the holders of the Debentures will cease, except the right to receive the redemption price, without interest from and after the Redemption Date, upon surrender of the Debentures.

                                                        (continued on next page)

                                 --------------
     SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                                 --------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                               A CRIMINAL OFFENSE.

                                 --------------

                              SALOMON SMITH BARNEY

May  , 1998

Information   contained  herein  is  subject  to  completion  or  amendment.   A
registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

(continued from previous page)
     The Common Stock is traded on the New York Stock Exchange ("NYSE") under the symbol "IHS." On May 28, 1998, the reported closing price of the Common Stock on the NYSE Composite Tape was $38.1875 per share. A holder of Debentures who converted such Debentures on that date would have received Common Stock (and cash in lieu of a fractional share) having a market value, based on such price on that date, of approximately $1,188.78 for each $1,000 principal amount of Debentures converted. If such Debentures were surrendered for redemption on the Redemption Date, such holder would receive $1,059.83 in cash for each $1,000 principal amount.

     AS LONG AS THE MARKET PRICE OF THE COMMON STOCK REMAINS AT OR ABOVE $34.05 PER SHARE, THE HOLDERS OF DEBENTURES WHO ELECT TO CONVERT WILL RECEIVE, UPON CONVERSION, COMMON STOCK (INCLUDING CASH, IF ANY, RECEIVED IN LIEU OF FRACTIONAL SHARES) HAVING A GREATER MARKET VALUE THAN THE AMOUNT OF CASH RECEIVABLE UPON REDEMPTION OF SUCH DEBENTURES (BEFORE DEDUCTING ANY TAXES, COMMISSIONS AND OTHER COSTS WHICH WOULD LIKELY BE INCURRED ON SALE OF THE COMMON STOCK RECEIVED UPON CONVERSION OF THE DEBENTURES). IT SHOULD BE NOTED, HOWEVER, THAT THE PRICE OF THE COMMON STOCK RECEIVED UPON CONVERSION WILL FLUCTUATE IN THE MARKET. NO ASSURANCE CAN BE GIVEN AS TO THE PRICE OF THE COMMON STOCK AT ANY FUTURE TIME, AND THE HOLDERS SHOULD EXPECT TO INCUR VARIOUS EXPENSES OF SALE IF SUCH COMMON STOCK IS SOLD.

     The conversion right expires at the Close of Business on the Redemption Date, time being of the essence. From and after that date and time, holders of Debentures will be entitled only to the redemption price, without interest from and after the Redemption Date.

     The Company has entered into a standby purchase agreement with the Purchaser pursuant to which the Purchaser has agreed, subject to certain conditions, to purchase from the Company such number of shares of Common Stock (the "Purchased Shares") as would have been issuable upon the conversion of those Debentures which have not been duly surrendered for conversion by the Close of Business on the Redemption Date. The purchase price for the Purchased Shares will be an amount equal to a price per share of $34.05. The Purchaser may also purchase Debentures in the open market or otherwise prior to the Close of Business on the Redemption Date. The Purchaser has agreed to convert into Common Stock all Debentures owned by it or so acquired. See "Standby Arrangements" for a description of the Purchaser's compensation and indemnification arrangements with the Company.

                                --------------

     Prior to and after the Redemption Date, the Purchaser may offer shares of Common Stock, including shares of Common Stock acquired pursuant to the standby arrangements or upon the conversion of Debentures, directly to the public at prices set from time to time by the Purchaser. The Purchaser may also make sales to dealers at prices which represent a concession from the prices at which such shares of Common Stock are then being offered to the public. The amount of such concessions will be determined from time to time by the Purchaser. In effecting such transactions, the Purchaser may realize profits or losses independent of the compensation described under "Standby Arrangements." Any shares of Common Stock will be offered by the Purchaser when, as and if accepted by the Purchaser and subject to the Purchaser's right to reject orders in whole or in part. This Prospectus does not constitute an offer to sell any securities other than the Common Stock offered by the Purchaser. The Common Stock and any shares acquired through conversion of Debentures are listed, and application will be made for listing of the Purchased Shares, on the NYSE.

                                --------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVERALLOTMENT, ENTERING STABILIZING BIDS, EFFECTING COVERING TRANSACTIONS AND IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "STANDBY ARRANGMEMENTS."

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also may be obtained by mail from the Public Reference Section of the Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, reports, proxy materials and other information concerning the Company may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005. Additionally, the Commission maintains a Web site on the Internet that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission and that is located at http://www.sec.gov.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is hereby made to the Registration Statement. Statements contained herein concerning the provisions of any contract, agreement or other document are not necessarily complete, and in each instance reference is made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. Copies of the Registration Statement together with exhibits may be inspected at the offices of the Commission as indicated above without charge and copies thereof may be obtained therefrom upon payment of a prescribed fee.

     Private Securities Litigation Reform Act Safe Harbor Statement. This Prospectus (including the documents incorporated by reference herein) contains certain forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) and information relating to IHS that are based on the beliefs of the management of IHS, as well as assumptions made by and information currently available to the management of IHS. When used in this Prospectus, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views of IHS with respect to future events and are subject to risks and uncertainties, including those discussed under "Risk Factors," that could cause actual results to differ materially from those contemplated in such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. IHS does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The information in the following documents filed by IHS with the Commission (File No. 1-12306) pursuant to the Exchange Act is incorporated by reference in this Prospectus:

       (a) The Company's Annual Report on Form 10-K for the year ended December 31, 1997, as amended by Form 10-K/A filed May 29, 1998;

       (b) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, as amended by Form 10-Q/A filed May 29, 1998;

       (c) The Company's Current Report on Form 8-K dated October 17, 1996 and filed October 25, 1996, reporting the acquisition of First American Health Care of Georgia, Inc., as amended by Form 8-K/A filed November 26, 1996 and Amendment No. 1 to Form 8-K/A filed July 11, 1997;

      (d) The Company's Current Report on Form 8-K dated September 25, 1997 and filed October 10, 1997, reporting the Company's acquisition of Community Care of America, Inc. and the Lithotripsy Division of Coram Healthcare Corporation, as amended by Form 8-K/A filed November 25, 1997 and Amendment No. 1 to Form 8-K/A filed May 29, 1998;

       (e) The Company's Current Report on Form 8-K dated October 21, 1997 and filed November 5, 1997, reporting the Company's acquisition of RoTech Medical Corporation, as amended by Form 8-K/A filed November 25, 1997;

       (f) The Company's Current Report on Form 8-K dated December 31, 1997 and filed January 14, 1998, reporting the acquisition of 139 owned, leased or managed long-term care facilities, 12 specialty hospitals and certain other businesses from HEALTHSOUTH Corporation, as amended by Form 8-K/A filed March 16, 1998 and Amendment No. 1 to Form 8-K/A filed May 29, 1998;

       (g) The Company's Current Report on Form 8-K dated March 4, 1998 and filed March 12, 1998, reporting the Company's revenues and operating results for the fourth quarter and year ended December 31, 1997;

       (h) The description of the Company's Common Stock contained in Item 1 of the Company's Registration Statement on Form 8-A dated September 1, 1993; and

       (i) The description of the Company's Preferred Stock Purchase Rights contained in Item 1 of the Company's Registration Statement on Form 8-A dated September 28, 1995.

     All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a previously filed document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or was deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The information relating to IHS contained in this Prospectus should be read together with the information in the documents incorporated by reference.

     THIS PROSPECTUS INCORPORATES BY REFERENCE DOCUMENTS WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. SUCH DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE) ARE AVAILABLE WITHOUT CHARGE TO ANY PERSON TO WHOM THIS PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST. REQUESTS FOR SUCH DOCUMENTS SHOULD BE DIRECTED TO INTEGRATED HEALTH SERVICES, INC., 10065 RED RUN BOULEVARD, OWINGS MILLS, MARYLAND 21117, ATTENTION: MARC B. LEVIN, EXECUTIVE VICE PRESIDENT-INVESTOR RELATIONS, TELEPHONE: (410) 998-8400.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE COMMON STOCK OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH COMMON STOCK IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                  THE COMPANY

     Integrated Health Services, Inc. ("IHS" or the "Company") is one of the nation's leading providers of post-acute healthcare services. Post-acute care is the provision of a continuum of care to patients following discharge from an acute care hospital. IHS' post-acute care services include subacute care, skilled nursing facility care, home respiratory care, home health nursing care, other homecare services and contract rehabilitation, hospice, lithotripsy and diagnostic services. The Company's post-acute care network is designed to address the fact that the cost containment measures implemented by private insurers and managed care organizations and limitations on government reimbursement of hospital costs have resulted in the discharge from hospitals of many patients who continue to require medical and rehabilitative care. IHS' post-acute healthcare system is intended to provide cost-effective continuity of care for its patients in multiple settings and enable payors to contract with one provider to provide all of a patient's needs following discharge from acute care hospitals. The Company believes that its post-acute care network can be extended beyond post-acute care to also provide "pre-acute" care, i.e., services to patients which reduce the likelihood of a need for a hospital stay. IHS' post-acute care network currently consists of approximately 2,000 service locations in 47 states and the District of Columbia.

     The Company's post-acute care network strategy is to provide cost-effective continuity of care for its patients in multiple settings, using geriatric care facilities as platforms to provide a wide variety of subacute medical and rehabilitative services more typically delivered in the acute care hospital setting and using home healthcare to provide those medical and rehabilitative services which do not require 24-hour monitoring. To implement its post-acute care network strategy, IHS has focused on (i) developing market concentration for its post-acute care services in targeted states due to increasing payor consolidation and the increased preference of payors, physicians and patients for dealing with only one service provider; (ii) expanding the range of home healthcare and related services it offers to patients directly in order to provide patients with a continuum of care throughout their recovery, to better control costs and to meet the growing desire by payors for one-stop shopping; and (iii) developing subacute care units. Given the increasing importance of managed care in the healthcare marketplace and the continued cost containment pressures from Medicare, Medicaid and private payors, the Company has been restructuring its operations to enable IHS to focus on obtaining contracts with managed care organizations and to provide capitated services. IHS' strategy is to become a preferred or exclusive provider of post-acute care services to managed care organizations and other payors.

     In implementing its post-acute care network strategy, IHS has recently focused on expanding its home healthcare services to take advantage of healthcare payors' increasing focus on having healthcare provided in the lowest-cost setting possible, recent advances in medical technology which have facilitated the delivery of medical services in alternative sites and patients' desires to be treated at home. Consistent with the Company's strategy, IHS in October 1996 acquired First American Health Care of Georgia, Inc. ("First American"), a provider of home health services, principally home nursing, in 21 states, primarily Alabama, California, Florida, Georgia, Michigan, Pennsylvania and Tennessee. IHS in October 1997 acquired RoTech Medical Corporation ("RoTech"), a provider of home healthcare products and services, with an emphasis on home respiratory, home medical equipment and infusion therapy, principally to patients in non-urban areas (the "RoTech Acquisition"). In October 1997, IHS also acquired the lithotripsy division (the "Coram Lithotripsy Division") of Coram Healthcare Corporation ("Coram"), which provided lithotripsy services and equipment maintenance in 180 locations in 18 states, in order to expand the mobile diagnostic treatment and services it offers to patients, payors and other providers. Lithotripsy is a non-invasive technique that utilizes shock waves to disintegrate kidney stones. IHS intends to use the home healthcare setting and the delivery franchise of the home healthcare branch and agency network to (i) deliver sophisticated care, such as skilled nursing care, home respiratory therapy and rehabilitation, outside the hospital or nursing home; (ii) serve as an entry point for patients into the IHS post-acute care network; and (iii) provide a cost-effective site for case management and patient direction.

     IHS has also continued to expand its post-acute care network by increasing the number of facilities it operates or manages. In September 1997, IHS acquired Community Care of America, Inc. ("CCA"), which develops and operates skilled nursing facilities in medically underserved rural communities (the

"CCA Acquisition"). IHS believes that CCA will broaden its post-acute care network to include more rural markets and will complement its existing home care locations in rural markets as well as RoTech's business. In addition, in December 1997, IHS acquired from HEALTHSOUTH Corporation ("HEALTHSOUTH") 139 owned, leased or managed long-term care facilities and 12 specialty hospitals, as well as a contract therapy business having over 1,000 contracts and an institutional pharmacy business serving approximately 38,000 beds (the "Facility Acquisition").

     The Company provides subacute care through medical specialty units ("MSUs"), which are typically 20 to 75 bed specialty units with physical identities, specialized medical technology and staffs separate from the geriatric care facilities in which they are located. MSUs are designed to provide comprehensive medical services to patients who have been discharged from acute care hospitals but who still require subacute or complex medical treatment. The levels and quality of care provided in the Company's MSUs are similar to those provided in the hospital but at per diem treatment costs which IHS believes are generally 30% to 60% below the cost of such care in acute care hospitals. Because of the high level of specialized care provided, the Company's MSUs generate substantially higher net revenue and operating profit per patient day than traditional geriatric care services.

     IHS presently operates 313 geriatric care facilities (258 owned or leased and 55 managed), excluding 13 facilities acquired in the CCA Acquisition and 42 facilities acquired in the Facility Acquisition which are being held for sale, and 158 MSUs located within 84 of these facilities. Specialty medical services revenues, which include all MSU charges, all revenue from providing rehabilitative therapies, pharmaceuticals, medical supplies and durable medical equipment to all its patients, all revenue from its Alzheimer's programs and all revenue from its provision of pharmacy, rehabilitation therapy, home healthcare, hospice care and similar services to third-parties, constituted approximately 65%, 70% and 79% of net revenues during the years ended December 31, 1995, 1996 and 1997, respectively, and 79% and 72% of net revenues in the three months ended March 31, 1997 and 1998, respectively. IHS also offers a wide range of basic medical services as well as a comprehensive array of respiratory, physical, speech, occupational and physiatric therapy in all its geriatric care facilities. For the year ended December 31, 1997 and the three months ended March 31, 1998, approximately 35% and 31%, respectively, of IHS' revenues were derived from home health and hospice care, approximately 44% and 41%, respectively, were derived from subacute and other ancillary services, approximately 19% and 28%, respectively, were derived from traditional basic nursing home services, and approximately 2% and 1%, respectively, were derived from management and other services. On a pro forma basis after giving effect to the acquisitions consummated by IHS in 1997, for the year ended December 31, 1997, approximately 30% of IHS' revenues were derived from home health and hospice care, approximately 43% were derived from subacute and other ancillary services, approximately 26% were derived from traditional basic nursing home services and the remaining approximately 1% were derived from management and other services.

     Integrated Health Services, Inc. was incorporated in March 1986 as a Pennsylvania corporation and reorganized as a Delaware corporation in November 1986. IHS' principal executive offices are located at 10065 Red Run Boulevard, Owings Mills, Maryland 21117 and its telephone number is (410) 998-8400. Unless the context indicates otherwise, the terms "IHS" and the "Company" include Integrated Health Services, Inc. and its subsidiaries.

                                 RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating the Company and its business before purchasing the shares of Common Stock offered hereby. This Prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below, as well as those discussed elsewhere in this Prospectus (including the documents incorporated by reference herein).

     Risks Related to Substantial Indebtedness. The Company's indebtedness is substantial in relation to its stockholders' equity. At March 31, 1998, IHS' total long-term debt, including current portion, accounted for 73.3% of its total capitalization (70.8% on a pro forma basis after giving effect to the redemption of the Debentures and the issuance of Common Stock upon conversion thereof or pursuant to the standby arrangement with the Purchaser). See "Capitalization." IHS also has significant lease obligations with respect to the facilities operated pursuant to long-term leases, which aggregated approximately $684.0 million at March 31, 1998. For the year ended December 31, 1997 and the three months ended March 31, 1998 the Company's rent expense was $105.1 million ($163.7 million on a pro forma basis after giving effect to the acquisitions consummated by IHS in 1997) and $35.4 million, respectively. In addition, IHS is obligated to pay an additional $155 million in respect of the acquisition of First American during 2000 to 2004, of which $115.2 million (representing the present value thereof) has been recorded at March 31, 1998. The Company's strategy of expanding its specialty medical services and growing through acquisitions may require additional borrowings in order to finance working capital, capital expenditures and the purchase price of any acquisitions. The degree to which the Company is leveraged, as well as its rent expense, could have important consequences to securityholders, including: (i) IHS' ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired, (ii) a substantial portion of IHS' cash flow from operations may be dedicated to the payment of principal and interest on its indebtedness and rent expense, thereby reducing the funds available to IHS for its operations, (iii) certain of IHS' borrowings bear, and will continue to bear, variable rates of interest, which expose IHS to increases in interest rates, and (iv) certain of IHS' indebtedness contains financial and other restrictive covenants, including those restricting the incurrence of additional indebtedness, the creation of liens, the payment of dividends and sales of assets and imposing minimum net worth requirements. In addition, IHS' leverage may also adversely affect IHS' ability to respond to changing business and economic conditions or continue its growth strategy. There can be no assurance that IHS' operating results will be sufficient for the payment of IHS' indebtedness. If IHS were unable to meet interest, principal or lease payments, or satisfy financial covenants, it could be required to seek renegotiation of such payments and/or covenants or obtain additional equity or debt financing. If additional funds are raised by issuing equity securities, the Company's stockholders may experience dilution. Further, such equity securities may have rights, preferences or privileges senior to those of the Common Stock. To the extent IHS finances its activities with additional debt, IHS may become subject to certain additional financial and other covenants that may restrict its ability to pursue its growth strategy and to pay dividends on the Common Stock. There can be no assurance that any such efforts would be successful or timely or that the terms of any such financing or refinancing would be acceptable to IHS. See "-- Risks Related to Capital Requirements."

     In connection with IHS' offering of its 9 1/4% Senior Subordinated Notes due 2008 in September 1997 (the "9 1/4% Senior Notes"), Standard & Poors ("S&P") confirmed its B rating of IHS' other subordinated debt obligations, but with a negative outlook, and assigned the same rating to the 9 1/4% Senior Notes. In November 1997, S&P placed the Company's senior credit and subordinated debt ratings on CreditWatch with negative implications due to the proposed Facility Acquisition and in January 1998 S&P downgraded IHS' corporate credit and bank loan ratings to B+ and its subordinated debt ratings to B- as a result of the Facility Acquisition. S&P stated that the speculative grade ratings reflect the Company's high debt leverage and aggressive acquisition strategy, uncertainties with respect to future government efforts to control Medicare and Medicaid and the unknown impact on IHS of recent changes in healthcare regulation providing for a prospective payment system for both nursing homes and home healthcare. S&P noted IHS' outlook was stable. In connection with the offering of the 9 1/4% Senior Notes, Moody's Investors Service ("Moody's") downgraded to B2 the Company's other senior subordinated debt obligations, but noted that the outlook for the rating was stable, and assigned the new rating to the 9 1/4% Senior Notes. Moody's stated that the rating action reflects Moody's concern about the Company's continued rapid growth through acquisitions, which has resulted in negative tangible equity of $114 million, making no adjustment for the $259 million of convertible debt of IHS outstanding. Moody's also stated that the availability provided by the Company's new credit facility and the 9 1/4% Senior Notes positioned the Company to complete sizable acquisition transactions using solely debt. Moody's further noted that the rating reflects that there are significant changes underway in the reimbursement of services rendered by IHS, and that the exact impact of these changes is uncertain.

     Risks Associated with Growth Through Acquisitions and Internal Development. IHS' growth strategy involves growth through acquisitions and internal development and, as a result, IHS is subject to various risks associated with this growth strategy. The Company's planned expansion and growth require that the Company expand its home healthcare services through the acquisition of additional home healthcare providers and that the Company acquire, or establish relationships with, third parties which provide post-acute care services not currently provided by the Company and that the Company acquire, lease or acquire the right to manage for others additional facilities. Such expansion and growth will depend on the Company's ability to create demand for its post-acute care programs, the availability of suitable acquisition, lease or management candidates and the Company's ability to finance such acquisitions and growth. The successful implementation of the Company's post-acute healthcare system, including the capitation of rates, will depend on the Company's ability to expand the amount of post-acute care services it offers directly to its patients rather than through third-party providers. There can be no assurance that suitable acquisition candidates will be located, that acquisitions can be consummated, that acquired facilities and companies can be successfully integrated into the Company's operations, or that the Company's post-acute healthcare system, including the capitation of rates, can be successfully implemented. The post-acute care market is highly competitive, and the Company faces substantial competition from hospitals, subacute care providers, rehabilitation providers and home healthcare providers, including competition for acquisitions. The Company anticipates that competition for acquisition opportunities will intensify due to the ongoing consolidation in the healthcare industry. See "-- Risks Related to Managed Care Strategy" and "-- Competition."

     The successful integration of acquired businesses, including First American, RoTech, CCA, the Coram Lithotripsy Division and the facilities and other businesses acquired from HEALTHSOUTH, is important to the Company's future financial performance. The anticipated benefits from any of these acquisitions may not be achieved unless the operations of the acquired businesses are successfully combined with those of the Company in a timely manner. The integration of the Company's recent acquisitions will require substantial attention from management. The diversion of the attention of management, and any difficulties encountered in the transition process, could have a material adverse effect on the Company's operations and financial results. In addition, the process of integrating the various businesses could cause the interruption of, or a loss of momentum in, the activities of some or all of these businesses, which could have a material adverse effect on the Company's operations and financial results. There can be no assurance that the Company will realize any of the anticipated benefits from its acquisitions. The acquisition of service companies that are not profitable, or the acquisition of new facilities that result in significant integration costs and inefficiencies, could also adversely affect the Company's profitability.

     IHS' current and anticipated future growth has placed, and will continue to place, significant demands on the management, operational and financial resources of IHS. The Company's ability to manage its growth effectively will require it to continue to improve its operational, financial and management information systems and to continue to attract, train, motivate, manage and retain key employees. There can be no assurance that IHS will be able to manage its expanded operations effectively. See "-- Risks Related to Capital Requirements."

     There can be no assurance that the Company will be successful in implementing its strategy or in responding to ongoing changes in the healthcare industry which may require adjustments to its strategy. If IHS fails to implement its strategy successfully or does not respond timely and adequately to ongoing changes in the healthcare industry, the Company's business, financial condition and results of operations will be materially adversely affected.

     Risks Related to Managed Care Strategy. Managed care payors and traditional indemnity insurers have experienced pressure from their policyholders to curb or reduce the growth in premiums paid to such organizations for healthcare services. This pressure has resulted in demands on healthcare service providers to reduce their prices or to share in the financial risk of providing care through alternate fee structures such as capitation or fixed case rates. Given the increasing importance of managed care in the healthcare marketplace and the continued cost containment pressures from Medicare and Medicaid, IHS has been restructuring its operations to enable IHS to focus on obtaining contracts with managed care organizations and to provide capitated services. The Company believes that its home healthcare capabilities will be an important component of its ability to provide services under capitated and other alternate fee arrangements. However, to date there has been limited demand among managed care organizations for post-acute care network services, and there can be no assurance that demand for such services will increase. Further, IHS has limited experience in providing services under capitated and other alternate fee arrangements and setting the applicable rates. Accordingly, there can be no assurance that the fees received by IHS will cover the cost of services provided. If revenue for capitated services is insufficient to cover the treatment costs, IHS' operating results could be adversely affected. As a result, the success of IHS' managed care strategy will depend in large part on its ability to increase demand for post-acute care services among managed care organizations, to obtain favorable agreements with managed care organizations and to manage effectively its operating and healthcare delivery costs through various methods, including utilization management and competitive pricing for purchased services. Additionally, there can be no assurance that pricing pressures faced by healthcare providers will not have a material adverse effect on the Company's business, results of operations and financial condition.

     Further, pursuing a strategy focused on risk-sharing fee arrangements entails certain regulatory risks. Many states impose restrictions on a service provider's ability to provide capitated services unless it meets certain financial criteria, and may view capitated fee arrangements as an insurance activity, subjecting the entity accepting the capitated fee to regulation as an insurance company rather than merely a licensed healthcare provider accepting a business risk in connection with the manner in which it is charging for its services. The laws governing risk-sharing fee arrangements for healthcare service providers are evolving and are not certain at this time. If the risk-sharing activities of IHS require licensure as an insurance company, there can be no assurance that IHS could obtain or maintain the necessary licensure, or that IHS would be able to meet any financial criteria imposed by a state. If the Company were precluded from providing services under risk-sharing fee arrangements, its managed care strategy would be adversely affected. See "--Uncertainty of Government Regulation."

     Risks Related to Capital Requirements. IHS' growth strategy requires substantial capital for the acquisition of additional home healthcare and related service providers and geriatric care facilities. The effective integration, operation and expansion of the existing businesses will also require substantial capital. The Company expects to finance new acquisitions from a combination of funds from operations, borrowings under its bank credit facility and the issuance of debt and equity securities. IHS may raise additional capital through the issuance of long-term or short-term indebtedness or the issuance of additional equity securities in private or public transactions, at such times as management deems appropriate and the market allows. Any of such financings could result in dilution of existing equity positions, increased interest and amortization expense or decreased income to fund future expansion. There can be no assurance that acceptable financing for future acquisitions or for the integration and expansion of existing businesses and operations can be obtained. The Company's bank credit facility limits the Company's ability to make acquisitions, and certain of the indentures under which the Company's outstanding senior subordinated debt securities were issued limit the Company's ability to incur additional indebtedness unless certain financial tests are met. See "-- Risks Related to Substantial Indebtedness."

     Risks Related to Recent Acquisitions. IHS has recently completed several major acquisitions, including the acquisitions of First American, RoTech, CCA and the Coram Lithotripsy Division and the Facility Acquisition, and is still in the process of integrating those acquired businesses. The IHS Board of Directors and senior management of IHS face a significant challenge in their efforts to integrate the acquired businesses, including First American, RoTech, CCA, the Coram Lithotripsy Division and the facilities and other businesses acquired from HEALTHSOUTH. The dedication of management resources to such integration may detract attention from the day-to-day business of IHS. The difficulties of integration may be increased by the necessity of coordinating geographically separated organizations, integrating personnel with disparate business backgrounds and combining different corporate cultures. There can be no assurance that there will not be substantial costs associated with such activities or that there will not be other material adverse effects of these integration efforts. Further, there can be no assurance that management's efforts to integrate the operations of IHS and newly acquired companies will be successful or that the anticipated benefits of the recent acquisitions will be fully realized.

     IHS has recently expanded significantly its home healthcare operations. During the years ended December 31, 1996 and 1997 and the three months ended March 31, 1997 and 1998, home healthcare accounted for approximately 16.3%, 35.4%, 33.8% and 30.2%, respectively, of IHS' total revenues. On a pro forma basis, after giving effect to the acquisitions and divestitures consummated by IHS in 1996 and 1997, home healthcare accounted for approximately 28.8% and 29.6% of IHS' total revenues in 1996 and 1997, respectively. On a pro forma basis, approximately 70.7% and 73.0% of IHS' home healthcare revenues were derived from Medicare in the years ended December 31, 1996 and 1997, respectively. On a pro forma basis, after giving effect to the acquisitions and divestitures consummated by IHS in 1996 and 1997, home nursing services accounted for approximately 64.2% and 56.2%, respectively, of IHS' home healthcare revenues in these periods. Medicare has developed a national fee schedule for infusion therapy and home medical equipment which provides reimbursement at 80% of the amount of any fee on the schedule. The remaining 20% is paid by other third party payors (including Medicaid in the case of "medically indigent" patients) or patients. With respect to home nursing, Medicare generally reimburses for the cost of providing such services, up to a regionally adjusted allowable maximum per visit and per discipline with no fixed limit on the number of visits prior to 1998. There generally is no deductible or coinsurance. As a result, there is no reward for efficiency, provided that costs are below the cap, and traditional home healthcare services carry relatively low margins. The Balanced Budget Act of 1997 (the "BBA"), enacted in August 1997, provides for a reduction in current cost reimbursement for home nursing care pending implementation of a prospective payment system for home nursing services for cost reporting periods beginning on or after October 1, 1999. Implementation of a prospective payment system will be a critical element to the success of IHS' expansion into home nursing services. Based upon prior legislative proposals, IHS believes that a prospective payment system would most likely provide a healthcare provider a predetermined rate for a given service, with providers that have costs below the predetermined rate being entitled to keep some or all of this difference. There can be no assurance that Medicare will implement a prospective payment system for home nursing services in the next several years or at all. The implementation of a prospective payment system requires IHS to make contingent payments related to the First American Acquisition of $155 million over a period of five years. Until a prospective payment system for home nursing services is introduced, IHS anticipates that margins for home nursing will remain low and may adversely impact its financial performance. IHS is currently exploring ways to reduce the impact of its home nursing business on its financial performance, which may include a "spin-off" of such operations. In addition, the BBA reduces the Medicare national payment limits for oxygen and oxygen equipment used in home respiratory therapy by 25% in 1998 and 30% (from 1997 levels) in 1999 and each subsequent year. Approximately 50% of RoTech's total revenues for 1997 were derived from the provision of oxygen services to Medicare patients. The inability of IHS to realize operating efficiencies and provide home healthcare services at a cost below the established Medicare fee schedule could have a material adverse effect on IHS' home healthcare operations and its post-acute care network. See "-- Risk of Adverse Effect of Healthcare Reform."

     Reliance on  Reimbursement  by Third  Party  Payors.  The Company  receives payment for services rendered to patients from private insurers and patients themselves, from the Federal government under Medicare, and from the states in which it operates under Medicaid. The healthcare industry is experiencing a trend toward cost containment, as government and other third party payors seek to impose lower reimbursement and utilization rates and negotiate reduced payment schedules with service providers. These cost containment measures, combined with the increasing influence of managed care payors and competition for patients, has resulted in reduced rates of reimbursement for services provided by IHS, which has adversely affected, and may continue to adversely affect, IHS' margins, particularly in its skilled nursing and subacute facilities. Aspects of certain healthcare reform proposals, such as cutbacks in the Medicare and Medicaid programs, reductions in Medicare reimbursement rates and/or limitations on reimbursement rate increases, containment of healthcare costs on an interim basis by means that could include a short-term freeze on prices charged by healthcare providers, and permitting greater state flexibility in the administration of Medicaid, could adversely affect the Company. There can be no assurance that adequate reimbursement levels will continue to be available for services to be provided by IHS which are currently being reimbursed by Medicare, Medicaid or private payors. Significant limits on the scope of services reimbursed and on reimbursement rates and fees could have a material adverse effect on the Company's results of operations and financial condition. See "-- Risk of Adverse Effect of Healthcare Reform." During the years ended December 31, 1995, 1996 and 1997 and the three months ended March 31, 1997 and 1998, the Company derived approximately 55%, 60%, 66%, 67% and 63%, respectively, of its patient revenues from Medicare and Medicaid. On a pro forma basis after giving effect to the acquisitions and divestitures consummated by IHS in 1996 and 1997, approximately 69% of the Company's patient revenues have been derived from Medicare and Medicaid in each of the years ended December 31, 1996 and 1997.

     The sources and amounts of the Company's patient revenues derived from the operation of its geriatric care facilities and MSU programs are determined by a number of factors, including licensed bed capacity of its facilities, occupancy rate, the mix of patients and the rates of reimbursement among payor categories (private, Medicare and Medicaid). Changes in the mix of the Company's patients among the private pay, Medicare and Medicaid categories can significantly affect the profitability of the Company's operations. The Company's cost of care for its MSU patients generally exceeds regional reimbursement limits established under Medicare. The success of the Company's MSU strategy will depend in part on its ability to obtain per diem rate approvals for costs which exceed the Medicare established per diem rate limits and by obtaining waivers of these limitations. There can be no assurance that the Company will be able to obtain the waivers necessary to enable the Company to recover its excess costs.

     Managed care organizations and other third party payors have continued to consolidate to enhance their ability to influence the delivery of healthcare services. Consequently, the healthcare needs of a large percentage of the United States population are provided by a small number of managed care organizations and third party payors. These organizations generally enter into service agreements with a limited number of providers for needed services. To the extent such organizations terminate IHS as a preferred provider and/or engage IHS' competitors as a preferred or exclusive provider, the business of IHS could be materially adversely affected.

     Risk of Adverse Effect of Healthcare Reform. In addition to extensive existing government healthcare regulation, there are numerous initiatives on the federal and state levels for comprehensive reforms affecting the payment for and availability of healthcare services, including a number of proposals that would significantly limit reimbursement under Medicare and Medicaid. It is not clear at this time what proposals, if any, will be adopted or, if adopted, what effect such proposals would have on the Company's business. Aspects of certain of these healthcare proposals, such as cutbacks in the Medicare and Medicaid programs, containment of healthcare costs on an interim basis by means that could include a short-term freeze on prices charged by healthcare providers, and permitting greater state flexibility in the administration of Medicaid, could adversely affect the Company. IHS expects that there will continue to be numerous initiatives on the federal and state levels for comprehensive reforms affecting the payment for and availability of healthcare services, including proposals that will further limit reimbursement under Medicare and Medicaid. It is not clear at this time what proposals, if any, will be adopted or, if adopted, what effect such proposals will have on IHS' business. See "-- Risks Related to Recent Acquisitions" and "-- Reliance on Reimbursement by Third Party Payors." There can be no assurance that currently proposed or future healthcare legislation or other changes in the administration or interpretation of governmental healthcare programs will not have an adverse effect on the Company or that payments under governmental programs will remain at levels comparable to present levels or will be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to such programs. Concern about the potential effects of the proposed reform measures has contributed to the volatility of prices of securities of companies in healthcare and related industries, including the Company, and may similarly affect the price of the Company's securities in the future. See "--Uncertainty of Government Regulation."

     The BBA provides, among other things, for a prospective payment system for skilled nursing facilities to be implemented for cost reporting periods beginning on or after July 1, 1998, a prospective payment system for home nursing to be implemented for cost reporting periods beginning on or after October 1, 1999, a reduction in current cost reimbursement for home nursing care pending implementation of a prospective payment system, reductions (effective January 1, 1998) in Medicare reimbursement for oxygen and oxygen equipment for home respiratory therapy and a shift of the bulk of home health coverage from Part A to Part B of Medicare. The BBA also instituted consolidated billing for skilled nursing facility services, under which payments for non-physician Part B services for beneficiaries no longer eligible for Part A skilled nursing facility care will be made to the facility, regardless of whether the item or service was furnished by the facility, by others under arrangement or under any other contracting or consulting arrangement, effective for items or services furnished on or after July 1, 1997. With respect to Medicaid, the BBA repeals the so-called Boren Amendment, which required state Medicaid programs to reimburse nursing facilities for the costs that are incurred by efficiently and economically operated providers in order to meet quality and safety standards. As a result, states now have considerable flexibility in establishing payment rates. The inability of IHS to provide home healthcare and/or skilled nursing services at a cost below the established Medicare fee schedule could have a material adverse effect on IHS' home healthcare operations, post-acute care network and business generally.

     Under the new prospective payment system for Medicare reimbursement to skilled nursing facilities, facilities will receive a pre-established daily rate for each individual Medicare beneficiary being cared for, based on the activity level of the patient. The pre-established daily rate will cover all routine, ancillary and capital costs. It is anticipated that this prospective payment system will be phased in over four years on a blended rate of the facility-specific costs and the new federal per diem, which has not to date been established. The blended rate for the first year of transition will take 75% of the facility-specific per diem rate and 25% of the federal per diem rate. In each subsequent transition year, the facility-specific per diem rate component will decrease by 25% and the federal per diem rate component will increase by 25%, ultimately resulting in a rate based 100% upon the federal per diem. The facility-specific per diem rate is based upon the facility's 1995 cost report for routine, ancillary and capital services, updated using a skilled nursing market basket index. The federal per diem is calculated by the weighted average of each facility's standardized costs, based upon the historical national average per diem for freestanding facilities. Prospective payment for IHS' owned and leased skilled nursing facilities will be effective beginning January 1, 1999 for all facilities other than the facilities acquired from HEALTHSOUTH, which will become subject to prospective payment on June 1, 1999. Prospective payment for skilled nursing facilities managed by IHS will be effective for each facility at the beginning of its first cost reporting period beginning on or after July 1, 1998. The new prospective payment system will also cover ancillary services provided to patients at skilled nursing facilities.

     IHS anticipates that the prospective payment system for home nursing will provide for prospectively established per visit payments to be made for all covered services, which will then be subject to an annual aggregate per episode limit at the end of the year. Home health agencies that are able to keep their total expenses per visit during the year below their per episode annual limits will be able to retain a specified percentage of the difference, subject to certain aggregate limitations. Such changes could have a material adverse effect on the Company and its growth strategy. The implementation of a prospective payment system requires the Company to make contingent payments related to the acquisition of First American of $155 million over a period of five years. The failure to implement a prospective payment system for home nursing services in the next several years could adversely affect IHS' postacute care network strategy. See "-- Risks Related to Recent Acquisitions."

     Uncertainty of Government Regulation. The Company and the healthcare industry generally are subject to extensive federal, state and local regulation governing licensure and conduct of operations at existing facilities, construction of new facilities, acquisition of existing facilities, additions of new services, certain capital expenditures, the quality of services provided and the manner in which such services are provided and reimbursement for services rendered. Changes in applicable laws and regulations or new interpretations of existing laws and regulations could have a material adverse effect on licensure, eligibility for participation, permissible activities, operating costs and the levels of reimbursement from governmental and other sources. There can be no assurance that regulatory authorities will not adopt changes or new interpretations of existing regulations that could adversely affect the Company. The failure to maintain or renew any required regulatory approvals or licenses could prevent the Company from offering existing services or from obtaining reimbursement. In certain circumstances, failure to comply at one facility may affect the ability of the Company to obtain or maintain licenses or approvals under Medicare and Medicaid programs at other facilities. In addition, in the conduct of its business the Company's operations are subject to review by federal and state regulatory agencies to assure continued compliance with various standards, their continued licensing under state law and their certification under the Medicare and Medicaid programs. In the course of these reviews, problems are from time to time identified by these agencies. The Company has to date been able to resolve these problems in a manner satisfactory to the regulatory agencies without a material adverse effect on its business, and the Company believes that it will be able to resolve all current reviews in a manner satisfactory to the regulatory agencies without a material adverse effect on its business. However, there can be no assurance that IHS will be able to satisfactorily resolve all current or future reviews.

     In 1995 the Health Care Financing Administration ("HCFA") implemented stricter guidelines for annual state surveys of long-term care facilities and expanded remedies available to enforce compliance with the detailed regulations mandating minimum healthcare standards. Remedies include fines, new patient admission moratoriums, denial of reimbursement, federal or state monitoring of operations, closure of facilities and termination of provider reimbursement agreements. These provisions eliminate the ability of operators to appeal the scope and severity of any deficiencies and grant state regulators the authority to impose new remedies, including monetary penalties, denial of payments and termination of the right to participate in the Medicare and/or Medicaid programs. The Company believes these new guidelines may result in an increase in the number of facilities that will not be in "substantial compliance" with the regulations and, as a result, subject to increased disciplinary actions and remedies, including admission holds and termination of the right to participate in the Medicare and/or Medicaid programs. In ranking facilities, survey results subsequent to October 1990 are considered. As a result, the Company's acquisition of poorly performing facilities could adversely affect the Company's business to the extent remedies are imposed at such facilities.

     In September 1997, President Clinton, in an attempt to curb Medicare fraud, imposed a moratorium on the certification under Medicare of new home healthcare companies, which moratorium expired in January 1998, and implemented rules requiring home healthcare providers to reapply for Medicare certification every three years. In addition, HCFA will double the number of detailed audits of home healthcare providers it completes each year and increase by 25% the number of home healthcare claims it reviews each year. IHS cannot predict what effect, if any, these new rules will have on IHS' business and the expansion of its home healthcare operations.

     Federal and state regulatory and law enforcement authorities have recently expanded the scope of enforcement activities with respect to laws applicable to the Company's business, including with respect to Medicare and Medicaid fraud and abuse regulations, other reimbursement laws and laws relating to quality of patient care. In addition, media attention to enforcement activities has recently increased. There can be no assurance that any such enforcement activities with respect to the Company or its competitors, or any resultant media attention given to such matters, will not directly or indirectly have a material adverse effect on the Company's business, financial condition, results of operations or the market price of the Common Stock.

     The Company is also subject to federal and state laws which govern financial and other arrangements between healthcare providers. These laws often prohibit certain direct and indirect payments or fee-splitting arrangements between healthcare providers that are designed to induce or encourage the referral of patients to, or the recommendation of, a particular provider for medical products and services. These laws include the federal "Stark Acts," which prohibit, with limited exceptions, financial relationships between ancillary service providers and referring physicians, and the federal "anti-kickback law," which prohibits, among other things, the offer, payment, solicitation or receipt of any form of remuneration in return for the referral of Medicare and Medicaid patients. The Office of Inspector General of the Department of Health and Human Services, the Department of Justice and other federal agencies interpret these fraud and abuse provisions liberally and enforce them aggressively. The BBA contains new civil monetary penalties for violations of these laws and imposes an affirmative duty on providers to insure that they do not employ or contract with persons excluded from the Medicare program. The BBA also provides a minimum 10 year period for exclusion from participation in Federal healthcare programs of persons convicted of a prior healthcare violation. In addition, some states restrict certain business relationships between physicians and other providers of healthcare services. Many states prohibit business corporations from providing, or holding themselves out as a provider of, medical care. Possible sanctions for violation of any of these restrictions or prohibitions include loss of licensure or eligibility to participate in reimbursement programs (including Medicare and Medicaid), asset forfeitures and civil and criminal penalties. These laws vary from state to state, are often vague and have seldom been interpreted by the courts or regulatory agencies. The Company seeks to structure its business arrangements in compliance with these laws and, from time to time, the Company has sought guidance as to the interpretation of such laws; however, there can be no assurance that such laws ultimately will be interpreted in a manner consistent with the practices of the Company.

     Many states have adopted certificate of need or similar laws which generally require that the appropriate state agency approve certain acquisitions or capital expenditures in excess of defined levels and determine that a need exists for certain new bed additions, new services and the acquisition of such medical equipment or capital expenditures or other changes prior to beds and/or services being added. Many states have placed a moratorium on granting additional certificates of need or otherwise stated their intent not to grant approval for new beds. To the extent certificates of need or other similar approvals are required for expansion of the Company's operations, either through facility acquisitions or expansion or provision of new services or other changes, such expansion could be adversely affected by the failure or inability to obtain the necessary approvals, changes in the standards applicable to such approvals and possible delays in, and the expenses associated with, obtaining such approvals.

     The Company is unable to predict the future course of federal, state or local regulation or legislation, including Medicare and Medicaid statutes and regulations. Further changes in the regulatory framework could have a material adverse effect on the Company's business, results of operations and financial condition. See "-- Risk of Adverse Effect of Healthcare Reform."

     Competition. The healthcare industry is highly competitive and is subject to continuing changes in the provision of services and the selection and compensation of providers. The Company competes on a local and regional basis with other providers on the basis of the breadth and quality of its services, the quality of its facilities and, to a more limited extent, price. The Company also competes with other providers in the acquisition and development of additional facilities and service providers. The Company's current and potential competitors include national, regional and local operators of geriatric care facilities, acute care hospitals and rehabilitation hospitals, extended care centers, retirement centers and community home health agencies, other home healthcare companies and similar institutions, many of which have significantly greater financial and other resources than the Company. In addition, the Company competes with a number of tax-exempt nonprofit organizations which can finance acquisitions and capital expenditures on a tax-exempt basis or receive charitable contributions unavailable to the Company. New service introductions and enhancements, acquisitions, continued industry consolidation and the development of strategic relationships by IHS' competitors could cause a significant decline in sales or loss of market acceptance of IHS' services or intense price competition or make IHS' services noncompetitive. Further, technological advances in drug delivery systems and the development of new medical treatments that cure certain complex diseases or reduce the need for healthcare services could adversely impact the business of IHS. There can be no assurance that IHS will be able to compete successfully against current or future competitors or that competitive pressures will not have a material adverse effect on IHS' business, financial condition and results of operations. IHS also competes with various healthcare providers with respect to attracting and retaining qualified management and other personnel. Any significant failure by IHS to attract and retain qualified employees could have a material adverse effect on its business, results of operations and financial condition.

     Effect of Certain Anti-Takeover Provisions. IHS' Third Restated Certificate of Incorporation and By-laws, as well as the Delaware General Corporation Law (the "DGCL"), contain certain provisions that could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of IHS. These provisions could limit the price that certain investors might be willing to pay in the future for shares of Common Stock. Certain of these provisions allow IHS to issue, without stockholder approval, preferred stock having voting rights senior to those of the Common Stock. Other provisions impose various procedural and other requirements that could make it more difficult for stockholders to effect certain corporate actions. In addition, the IHS Stockholders' Rights Plan, which provides for discount purchase rights to certain stockholders of IHS upon certain acquisitions of 20% or more of the outstanding shares of Common Stock, may also inhibit a change in control of IHS. As a Delaware corporation, IHS is subject to Section 203 of the DGCL, which, in general, prevents an "interested stockholder" (defined generally as a person owning 15% or more of the corporation's outstanding voting stock) from engaging in a "business combination" (as defined) for three years following the date such person became an interested stockholder unless certain conditions are satisfied. See "Description of Capital Stock -- Stockholders' Rights Plan."

     Possible Volatility of Stock Price. There may be significant volatility in the market price of the Common Stock. Quarterly operating results of IHS, changes in general conditions in the economy, the financial markets or the healthcare industry, or other developments affecting IHS or its competitors, could cause the market price of the Common Stock to fluctuate substantially. In addition, in recent years the stock market and, in particular, the healthcare industry segment, has experienced significant price and volume fluctuations. This volatility has affected the market price of securities issued by many companies for reasons unrelated to their operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been initiated against such company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect upon IHS' business, operating results and financial condition.


                              RECENT DEVELOPMENTS

     In March 1998 the Company sold five long-term care facilities to Omega Healthcare Investors, Inc. ("Omega"), a publicly-traded real estate investment trust, for approximately $50.5 million. Omega immediately leased these facilities to Lyric Health Care LLC ("Lyric") at an annual rent of approximately $4.95 million. Lyric is a newly-formed company 50% owned by IHS and 50% owned by TFN Healthcare Investors, Inc., an entity controlled by Timothy Nicholson, a director of the Company. The Company manages these facilities as well as five other long-term care facilities which the Company sold to Omega and Omega leased to Lyric in January 1998. The Company receives a base management fee of 3% of gross revenues, subject to increase if gross revenues exceed $350 million, and a franchise fee of 1% of gross revenues. The management agreement with Lyric provides for an incentive management fee equal to 70% of annual net cash flow (as defined in the management agreement). IHS did not recognize a gain or loss on the sale.

     In April 1998 the Company reached an agreement in principle to sell 44 facilities to Monarch Properties, Inc., a newly-formed real estate investment trust ("Monarch"), for an aggregate purchase price of approximately $371 million. It is currently contemplated that Monarch will lease 42 of these 44 facilities to Lyric, and that Lyric will engage the Company to manage the facilities pursuant to the arrangements described above. The transactions with Monarch and Lyric are subject to completion of definitive documentation and completion of Monarch's initial public offering, and there can be no assurance that the transaction will be completed on these terms, on different terms or at all. Dr. Robert N. Elkins, the Company's Chairman of the Board, Chief Executive Officer and President, is Chairman of the Board of Directors of Monarch, and it is currently contemplated that he will beneficially own between five and ten percent of Monarch following completion of Monarch's public offering.

     In April 1998 IHS acquired a company that operates 13 skilled nursing facilities for approximately $15.9 million. In April 1998, the Company also purchased, for an aggregate of approximately $5.5 million, seven companies which provide respiratory therapy services. In May 1998 the Company acquired five companies which provide respiratory therapy services for an aggregate of approximately $15.1 million.

     The Company has reached agreements in principle to purchase a company which operates 31 skilled nursing facilities for approximately $53.2 million, a skilled nursing facility for $4.7 million, two lithotripsy operations for an aggregate of approximately $20.4 million and 18 respiratory companies for approximately $30.7 million. There can be no assurance that any of these acquisitions will be consummated on these terms, on different terms or at all.

                                USE OF PROCEEDS

     The net proceeds, if any, received by the Company from the sale of Common Stock to the Purchaser pursuant to the standby arrangements described under "Standby Arrangements" will be used to fund the redemption of any Debentures not surrendered for conversion. Any other amounts received by the Company from the Purchaser pursuant to the standby arrangements will be used for general corporate purposes. The amount of the proceeds to be received by the Company from the Purchaser is not determinable at this time, because neither the number of shares, if any, that will be sold to the Purchaser nor the amount of profit, if any, that the Purchaser may realize upon resale of such shares can be determined at this time. The Company will not receive any cash proceeds from the issuance of Common Stock upon conversion of the Debentures.


                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at March 31, 1998 and as adjusted to give effect to the assumed conversion of all the outstanding Debentures and the issuance of 3,579,766 shares of Common Stock, net of certain expenses associated therewith.


                                                                                     MARCH 31, 1998
                                                                             ------------------------------
                                                                                     (IN THOUSANDS)
                                                                                                   AS
                                                                                 ACTUAL        ADJUSTED(1)
                                                                             -------------   --------------
Short-term debt:
 Current portion of long-term debt .......................................    $   35,526       $   35,526
                                                                              ==========       ==========
Long-term debt, less current portion:
 Revolving credit and term loan facility .................................    $1,745,849       $1,745,849
 Other senior debt .......................................................       160,454          160,454
 9 5/8% Senior Subordinated Notes due 2002, Series A .....................            25               25
 10 3/4% Senior Subordinated Notes due 2004 ..............................           107              107
 10 1/4% Senior Subordinated Notes due 2006 ..............................       150,000          150,000
 9 1/2% Senior Subordinated Notes due 2007 ...............................       450,000          450,000
 9 1/4% Senior Subordinated Notes due 2008 ...............................       500,000          500,000
 5 1/4% Convertible Subordinated Debentures due 2003 of RoTech
   Medical Corporation ...................................................         2,164            2,164
 5 3/4% Convertible Senior Subordinated Debentures due 2001 ..............       143,750          143,750
 6% Convertible Subordinated Debentures due 2003 .........................       115,000               --
                                                                              ----------       ----------
   Total long-term debt, less current portion ............................     3,267,349        3,152,349
                                                                              ----------       ----------
Stockholders' equity:
 Preferred Stock, $.01 par value, 15,000,000 shares authorized............            --               --
 Common Stock, $.001 par value, 150,000,000 shares authorized;
   45,221,385 shares issued; 48,801,151 shares issued as adjusted ........            45               49
 Additional paid-in capital ..............................................     1,137,763        1,248,953
 Retained earnings .......................................................        83,575           83,575
 Treasury stock ..........................................................       (19,813)         (19,813)
                                                                              ----------       ----------
   Total stockholders' equity ............................................     1,201,570        1,312,764
                                                                              ----------       ----------
    Total capitalization .................................................    $4,468,919       $4,465,113
                                                                              ==========       ==========

----------
(1) To the extent that Common Stock is purchased or received upon conversion of Debentures by the Purchaser pursuant to the standby arrangements, the Company may incur additional fees payable to the Purchaser, including underwriting fees. See "Standby Arrangements."

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock is traded on the New York Stock Exchange under the symbol "IHS." The following table sets forth for the periods indicated the high and low last reported sale prices for the Common Stock as reported by the New York Stock Exchange.


                                                             HIGH            LOW
                                                         ------------   ------------
       CALENDAR YEAR 1996
       First Quarter .................................   $    26            $20 1/8
       Second Quarter ................................        27 7/8         23 3/8
       Third Quarter .................................        25 7/8         20 1/2
       Fourth Quarter ................................        27             22
       CALENDAR YEAR 1997

       First Quarter .................................   $    32 3/8         $23 3/4
       Second Quarter ................................        39              26 7/8
       Third Quarter .................................        39 1/8          32 11/16
       Fourth Quarter ................................        33 7/8          28 5/16
       CALENDAR YEAR 1998

       First Quarter .................................   $    39 5/16       $28 1/4
       Second Quarter (through May 28, 1998) .........        39 15/16        36


     On May 28, 1998, the reported last sales price of the Common Stock on the NYSE Composite Tape was $38.1875 per share. Prospective purchasers of shares of Common Stock are urged to obtain current quotations for the market price.

     In 1996 and 1997 the Company declared a cash dividend of $0.02 per share. The payment of any future dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, operations, capital requirements, the general financial condition of the Company, contractual restrictions and general business conditions. The Company's term loan and revolving credit facility and the indentures under which the Company's 10 1/4% Senior Subordinated Notes due 2006, 9 1/2% Senior Subordinated Notes due 2007 and 9 1/4% Senior Subordinated Notes due 2008 were issued limit the amount of dividends which may be paid.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following tables summarize certain selected consolidated financial data, which should be read in conjunction with the Company's Consolidated Financial Statements and related Notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference herein. The selected consolidated financial data set forth below for each of the years in the five-year period ended December 31, 1997 and as of the end of each of such periods have been derived from the Consolidated Financial Statements of the Company which have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The selected consolidated financial data presented below for the three months ended March 31, 1997 and 1998 and as of March 31, 1998 have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein. The results as of and for the three months ended March 31, 1998 are not necessarily indicative of the results to be achieved for the full fiscal year.

                                                                           YEARS ENDED DECEMBER 31,
                                                    -----------------------------------------------------------------------
                                                         1993           1994           1995          1996          1997
                                                    -------------- -------------- -------------- ------------ -------------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

STATEMENT OF OPERATIONS DATA(1)(2):
Net revenues:
 Basic medical services ...........................   $  113,508     $  269,817   $ 368,569     $ 389,773    $382,274
 Specialty medical services .......................      162,017        404,401     770,554       999,209   1,571,704
 Management services and other ....................       20,779         37,884      39,765        45,713      39,219
                                                      ----------     ----------   ---------      ---------    ---------
  Total ...........................................      296,304        712,102   1,178,888     1,434,695   1,993,197
Costs and expenses:
 Operating, general and administrative ............      229,768        565,172     944,567     1,154,924   1,555,830
 Depreciation and amortization ....................        8,126         26,367      39,961        41,681      70,750
 Rent .............................................       23,156         42,158      66,125        77,785     105,136
 Interest, net ....................................        5,705         20,602      38,977        64,110     115,201
 Loss from impairment of long-lived assets and
  other non-recurring charges (income)(3) .........           --             --     132,960       (14,457)     133,042
                                                      ----------     ----------   ---------      ---------    ---------
  Earnings (loss) before equity in earnings of
   affiliates, income taxes, extraordinary items
   and cumulative effect of accounting change             29,549         57,803     (43,702)      110,652       13,238
Equity in earnings of affiliates ..................        1,241          1,176       1,443           828           88
                                                      ----------     ----------   ---------      ---------    ---------
  Earnings (loss) before income taxes, extraor-
   dinary items and cumulative effect of ac-
   counting change ................................       30,790         58,979     (42,259)      111,480       13,326
Income tax provision (benefit) ....................       12,008         22,117     (16,270)       63,715       24,449
                                                      ----------     ----------   ---------      ---------    ---------
  Earnings (loss) before extraordinary items
   and cumulative effect of accounting change             18,782         36,862     (25,989)       47,765      (11,123)
Extraordinary items(4) ............................        2,275          4,274       1,013         1,431       20,552
                                                      ----------     ----------   ---------      ---------    ---------
  Earnings (loss) before cumulative effect of
   accounting change ..............................       16,507         32,588     (27,002)       46,334      (31,675)
Cumulative effect of accounting change(5) .........           --             --          --            --        1,830
                                                      ----------     ----------   ---------      ---------    ---------
  Net earnings (loss) .............................   $   16,507     $   32,588   $ (27,002)     $ 46,334     $(33,505)
                                                      ==========     ==========   =========      =========    =========
Per Common Share(6):
 Basic:
  Earnings (loss) before extraordinary items
   and cumulative effect of accounting change         $     1.50     $     2.18   $   (1.21)     $   2.12     $  (0.39)
  Earnings (loss) before cumulative effect of
   accounting change ..............................         1.32           1.93       (1.26)         2.06        (1.12)
  Net earnings (loss) .............................   $     1.32     $     1.93   $   (1.26)     $   2.06     $  (1.19)
 Diluted:
  Earnings (loss) before extraordinary items
   and cumulative effect of accounting change         $     1.36     $     1.77   $   (1.21)     $   1.83     $  (0.39)
  Earnings (loss) before cumulative effect of
   accounting change ..............................         1.23           1.61       (1.26)         1.78        (1.12)
  Net earnings (loss) .............................   $     1.23     $     1.61   $   (1.26)     $   1.78     $  (1.19)
Weighted average number of common shares out-
 standing(6)
  Basic ...........................................       12,522         16,910      21,463        22,529       28,253
  Diluted .........................................       17,101         26,558      21,463        31,564       28,253
                                                      ==========     ==========   =========      =========    =========

                                                        THREE MONTHS
                                                        ENDED MARCH 31,
                                                    -------------------------
                                                        1997         1998
                                                    ----------- -------------
                            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

STATEMENT OF OPERATIONS DATA(1)(2):
Net revenues:
 Basic medical services ...........................  $ 88,755      $ 234,899
 Specialty medical services .......................   362,689        612,196
 Management services and other ....................     9,499          7,785
                                                      --------      ---------
  Total ...........................................   460,943         854,880
Costs and expenses:
 Operating, general and administrative ............   370,428         650,137
 Depreciation and amortization ....................    15,030          38,591
 Rent .............................................    24,009          35,414
 Interest, net ....................................    21,421          66,465
 Loss from impairment of long-lived assets and
  other non-recurring charges (income)(3) .........    (1,025)             --
                                                      --------      ---------
  Earnings (loss) before equity in earnings of
   affiliates, income taxes, extraordinary items
   and cumulative effect of accounting change          31,080          64,273
Equity in earnings of affiliates ..................       181             270
                                                      --------      ---------
  Earnings (loss) before income taxes, extraor-
   dinary items and cumulative effect of ac-
   counting change ................................    31,261          64,543
Income tax provision (benefit) ....................    12,192          26,463
                                                      --------      ---------
  Earnings (loss) before extraordinary items
   and cumulative effect of accounting change          19,069          38,080
Extraordinary items(4) ............................        --              --
                                                      --------      ---------
  Earnings (loss) before cumulative effect of
   accounting change ..............................    19,069          38,080
Cumulative effect of accounting change(5) .........        --              --
                                                      --------      ---------
  Net earnings (loss) .............................   $19,069       $  38,080
                                                      ========      =========
Per Common Share(6):
 Basic:
  Earnings (loss) before extraordinary items
   and cumulative effect of accounting change         $  0.81       $    0.88
  Earnings (loss) before cumulative effect of
   accounting change ..............................      0.81            0.88
  Net earnings (loss) .............................   $  0.81       $    0.88
 Diluted:
  Earnings (loss) before extraordinary items
   and cumulative effect of accounting change         $  0.64       $    0.74
  Earnings (loss) before cumulative effect of
   accounting change ..............................      0.64            0.74
  Net earnings (loss) .............................   $  0.64       $    0.74
Weighted average number of common shares out-
 standing(6)
  Basic ...........................................    23,660          43,229
  Diluted .........................................    33,822          54,461
                                                      ========      =========


                                                                             DECEMBER 31,
                                                    ---------------------------------------------------------------   MARCH 31,
                                                        1993        1994         1995         1996         1997         1998
                                                    ----------- ------------ ------------ ------------ ------------ ------------
                                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and temporary investments ....................  $ 65,295    $   63,347   $   41,304   $   41,072   $   61,007   $  112,406
Working capital ...................................    69,495        76,383      136,315       57,549       63,117      224,240
Total assets ......................................   776,324     1,255,989    1,433,730    1,993,107    5,063,144    5,246,908
Long-term debt, including current portion .........   402,536       551,452      770,661    1,054,747    3,238,233    3,302,875
Stockholders' equity ..............................   216,506       453,811      431,528      534,865    1,088,161    1,201,570

----------------
(1) The Company has grown substantially through acquisitions and the opening of MSUs, which acquisitions and MSU openings materially affect the comparability of the financial data reflected herein. In addition, IHS sold its pharmacy division in July 1996, a majority interest in its assisted living services subsidiary ("ILC") in October 1996 and the remaining interest in ILC in July 1997 (the "ILC Sale").

(2) In 1995, the Company merged with IntegraCare, Inc. ("IntegraCare") in a transaction accounted for as a pooling of interests. Accordingly, the Company's historical financial statements for all periods prior to the effective date of the merger have been restated to include the results of IntegraCare.

(3) In 1995, consists of (i) expenses of $1,939,000 related to the merger with IntegraCare, (ii) a $21,915,000 loss on the write-off of accrued management fees ($8,496,000), loans ($11,097,000) and contract acquisi- tion costs ($2,322,000) related to the Company's termination of its agreement, entered into in January 1994, to manage 23 long-term care and psychiatric facilities owned by Crestwood Hospital, (iii) the write-off of $25,785,000 of deferred pre-opening costs resulting from a change in accounting estimate regarding the future benefit of deferred pre-opening costs and (iv) a loss of $83,321,000 resulting from the Company's election in December 1995 of early implementation of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. In 1996, consists primarily of (i) a gain of $34,298,000 from the sale of its pharmacy division, (ii) a loss of $8,497,000 from its sale of shares in its assisted living services subsidiary, (iii) a $7,825,000 loss on write-off of accrued management fees and loans resulting from the Company's termination of its ten year management contract with All Seasons, originally entered into during September 1994 and (iv) a $3,519,000 exit cost resulting from the closure of redundant home healthcare agencies. Because IHS' investment in the Capstone common stock received in the sale of its pharmacy division had a very small tax basis, the taxable gain on the sale significantly exceeded the gain for financial reporting purposes, thereby resulting in a disproportionately higher income tax provision related to the sale. In 1997, consists primarily of (i) a gain of $7,580,000 realized on the shares of Capstone common stock received in the sale of its pharmacy division in the first quarter, (ii) the write-off of $6,555,000 of accounting, legal and other costs resulting from the proposed merger transaction with Coram in the first quarter, (iii) the payment to Coram of $21,000,000 in connection with the termination of the proposed merger transaction with Coram, (iv) a gain of $3,914,000 from the ILC Sale, (v) a loss of $4,750,000 resulting from termination payments in connection with the RoTech Acquisition and (vi) a loss of $112,231,000 resulting from its plan to dispose of certain non-strategic assets to allow the Company to focus on its core operations.

(4) In 1993, the Company recorded a loss on extinguishment of debt of $3,730,000 relating primarily to the write-off of deferred financing costs. Such loss, reduced by the related income tax effect of $1,455,000, is presented for the year ended December 31, 1993 as an extraordinary loss of $2,275,000. In 1994, the Company recorded a loss on extinguishment of debt of $6,839,000 relating primarily to the write-off of deferred financing costs. Such loss, reduced by the related income tax effect of $2,565,000, is presented for the year ended December 31, 1994 as an extraordinary loss of $4,274,000. In 1995, the Company recorded a loss on extinguishment of debt of $1,647,000 relating primarily to prepayment charges and the write-off of deferred financing costs. Such loss, reduced by the related income tax effect of $634,000, is presented for the year ended December 31, 1995 as an extraordinary loss of $1,013,000. In 1996, the Company recorded a loss on extinguishment of debt of $2,327,000, relating primarily to the write-off of deferred financing costs. Such loss, reduced by the related income tax effect of $896,000, is presented in the statement of operations for the year ended December 31, 1996 as an extraordinary loss of $1,431,000. In 1997, IHS recorded a loss on extinguishment of debt of $33,692,000, representing approximately (i) $23,554,000 of cash payments for premium and consent fees relating to the early extinguishment of $214,868,000 aggregate principal amount of IHS' senior subordinated notes and (ii) $10,138,000 of deferred financing costs written off in connection with the early extinguishment of such debt and the Company's revolving credit facility. Such loss, reduced by the related income tax effect of $13,140,000, is presented in the statement of operations for the year ended December 31, 1997 as an extraordinary loss of $20,552,000.

(5) Represents  the  write-off,  net of income tax benefit,  of the  unamortized
    balance  of  costs  of  business  process   reengineering   and  information
    technology projects.

(6) The share and per share information for the years ended December 31, 1993, 1994, 1995 and 1996 and the three months ended March 31, 1997 have been restated to reflect share and per share information in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share," which was required to be adopted by the Company effective with its financial statements for the year ended December 31, 1997. The diluted weighted average number of common shares outstanding for the years ended December 31, 1993, 1994 and 1996 and the three months ended March 31, 1997 and 1998 includes the assumed conversion of the Debentures into Common Stock. Additionally, interest expense and amortization of underwriting costs related to such Debentures are added, net of tax, to income for the purpose of calculating diluted earnings per share. Such amounts aggregated $4,516,000, $10,048,000, $9,888,000, $2,452,000 and $2,388,000 for the years ended December 31, 1993, 1994 and 1996 and the three months ended March 31, 1997 and 1998, respectively. The diluted weighted average number of common shares outstanding for the years ended December 31, 1995 and 1997 does not include the assumed conversion of the Debentures or the related interest expense and underwriting costs, as such conversion would be anti-dilutive.

                         REDEMPTION OF THE DEBENTURES
                        AND ALTERNATIVES TO REDEMPTION

     The Company has called for redemption, on the Redemption Date (June 29, 1998), unless previously converted into Common Stock, all of the outstanding Debentures. As of May 28, 1998, $115,000,000 aggregate principal amount of Debentures was outstanding.

     The following alternatives are available to holders of Debentures:

     1. Conversion into Common Stock. Holders may convert Debentures (or any portion thereof which is $1,000 or an integral multiple thereof) into the Common Stock of the Company at a conversion price of $32.125 per share of Common Stock (equivalent to 31.13 shares of Common Stock for each $1,000 principal amount of Debentures). No fractional shares of Common Stock will be issued upon conversion of Debentures. Instead, the Company will pay a cash adjustment in respect of such fraction in an amount equal to the same fraction of the Closing Price (as defined below) at the Close of Business on the day of conversion (or, if such day is not a Trading Day (as defined below), on the Trading Day immediately preceding such day). Debentures surrendered for conversion will not be entitled to interest accrued to the date of conversion. "Closing Price" means the last reported sales price regular way or, in case no such reported sale takes place on such day, the average of the reported closing bid and asked prices regular way, in either case on the NYSE. "Trading Day" means each Monday, Tuesday, Wednesday, Thursday and Friday, other than any day on which securities are generally not traded on the NYSE. The Debentures will not be convertible after 5:00 P.M., New York City time, on the Redemption Date.

     To convert Debentures into Common Stock, the holder thereof must surrender such Debentures prior to 5:00 P.M. New York City time, on the Redemption Date to The Bank of New York, as paying and conversion agent (the "Paying and Conversion Agent"). Such surrender of any Debenture must be accompanied by a duly executed notice of the holder's election to convert in the form provided on the reverse side of such Debenture (the "Conversion Notice"). The Conversion Notice must also state the name or names, together with the address or addresses, in which the Common Stock shall be issuable upon the conversion if different from the registered holder of the Debentures surrendered. Each Debenture surrendered for conversion must be accompanied by proper assignments thereof to the Company or in blank for transfer and any requisite federal or state transfer tax stamps. The Conversion Notice that must be given to the Paying and Conversion Agent may be provided by surrendering Debentures accompanied by a properly completed Letter of Transmittal in the form provided to all registered holders of Debentures (each, a "Letter of Transmittal"). Each holder's signature in a Letter of Transmittal or any other Conversion Notice must be guaranteed by a commercial bank or trust company having an office or correspondent in the United States, a member firm of a national securities exchange or the National Association of Securities Dealers, Inc. or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (each, an "Eligible Institution") if shares of Common Stock are to be delivered other than to and in the name of the registered holder of the Debentures converted. Holders should inquire of such Eligible Institutions sufficiently in advance of the Redemption Date whether there are any dollar limitations on the principal amount of Debentures with respect to which signatures may be guaranteed by such Eligible Institutions. A Letter of Transmittal and any other Conversion Notice, once given to the Paying and Conversion Agent, is not revocable. As promptly as practicable after the surrender of a Debenture as aforesaid, the Company shall deliver to the holder at the office of the Paying and Conversion Agent a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion of such Debenture or portion thereof and a check in an amount equivalent to the value of any fractional shares otherwise issuable upon such conversion. Debentures surrendered for conversion will not be entitled to interest accrued to the date of conversion. See "Paying and Conversion Agent."

     Debenture holders wishing to convert their Debentures whose Debentures are not immediately available or who cannot deliver their Debentures and all other documents required by the Letter of Transmittal to the Paying and Conversion Agent on or prior to 5:00 p.m., New York City time, on the Redemption Date may elect to convert their Debentures pursuant to the following procedures: (a) such election to convert must be made by or through an Eligible Institution, (b) a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by the Company to all registered holders of Debentures (each, a "Notice of Guaranteed Delivery") must be received by the Paying and Conversion Agent on or prior to 5:00 p.m., New York City time, on the Redemption Date, and (c) the Debentures in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal and all other documents required thereby, must be received by the Paying and Conversion Agent within three business days after the date such Notice of Guaranteed Delivery is received by the Paying and Conversion Agent. Notwithstanding the foregoing, shares of Common Stock will be issued in respect of Debentures surrendered for conversion only after timely receipt by the Paying and Conversion Agent of the surrendered Debentures, a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal.

     Each holder of Debentures that does not directly hold certificates for its Debentures, but instead maintains its holdings indirectly in an account with a broker or other intermediary (each, a "Beneficial Holder") must comply with the procedures of such intermediary to convert such Beneficial Holder's Debentures. Such an intermediary may maintain its holdings with The Depository Trust Company ("DTC"). In those instances, the procedures of DTC must also be followed for a Beneficial Holder to convert its Debentures.

     IT IS THE RESPONSIBILITY OF EACH BENEFICIAL HOLDER TO GIVE INSTRUCTIONS TO ITS INTERMEDIARY IN SUFFICIENT TIME FOR THAT INTERMEDIARY, ANY HIGHER INTERMEDIARIES AND THE RECORD HOLDER OF SUCH BENEFICIAL HOLDER'S DEBENTURES (WHICH MAY BE DTC) TO TAKE THE ACTIONS WHICH ARE NECESSARY TO EFFECT CONVERSION OF SUCH BENEFICIAL HOLDER'S DEBENTURES PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON THE REDEMPTION DATE.

     The Company will decide, in its sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for conversion by the Company of any Debentures. Any defect or irregularity in the surrender or delivery of any document in connection with the conversion of Debentures may result in such Debentures not being converted into Common Stock and, therefore, being redeemed on the Redemption Date.

     THE RIGHT TO CONVERT DEBENTURES INTO COMMON STOCK EXPIRES AT THE CLOSE OF BUSINESS ON THE REDEMPTION DATE, TIME BEING OF THE ESSENCE. FROM AND AFTER THAT DATE AND TIME, HOLDERS OF DEBENTURES WILL BE ENTITLED ONLY TO THE REDEMPTION PRICE, WITHOUT INTEREST.

     The Common Stock is traded on the NYSE under the symbol "IHS." On May 28, 1998, the reported closing price of the Common Stock on the NYSE Composite Tape was $38.1875 per share. A holder of Debentures who converted such Debentures on that date would have received Common Stock (and cash in lieu of a fractional share) having a market value, based on such price on that date, of approximately $1,188.78 for each $1,000 principal amount of Debentures converted. If such Debentures were surrendered for redemption on the Redemption Date, such holder would receive $1,059.83 in cash for each $1,000 principal amount.

     AS LONG AS THE MARKET PRICE OF THE COMMON STOCK REMAINS AT OR ABOVE $34.05 PER SHARE, THE HOLDERS OF DEBENTURES WHO ELECT TO CONVERT WILL RECEIVE, UPON CONVERSION, COMMON STOCK (INCLUDING CASH, IF ANY, RECEIVED IN LIEU OF FRACTIONAL SHARES) HAVING A GREATER MARKET VALUE THAN THE AMOUNT OF CASH RECEIVABLE UPON REDEMPTION OF SUCH DEBENTURES (BEFORE DEDUCTING ANY TAXES, COMMISSIONS AND OTHER COSTS WHICH WOULD LIKELY BE INCURRED ON SALE OF THE COMMON STOCK RECEIVED UPON CONVERSION OF THE DEBENTURES). IT SHOULD BE NOTED, HOWEVER, THAT THE PRICE OF THE COMMON STOCK RECEIVED UPON CONVERSION WILL FLUCTUATE IN THE MARKET. NO ASSURANCE CAN BE GIVEN AS TO THE PRICE OF THE COMMON STOCK AT ANY FUTURE TIME, AND THE HOLDERS SHOULD EXPECT TO INCUR VARIOUS EXPENSES OF SALE IF SUCH COMMON STOCK IS SOLD.

     2. Sale in Open Market. Holders may sell the Debentures in the open market. Holders of Debentures who wish to sell their Debentures in the open market should consult with their own advisors regarding if and when they should sell their Debentures and the tax consequences thereof. Holders may incur various fees and expenses in connection with any such sale.

     3. Redemption. Holders may allow the Debentures to be redeemed on June 29, 1998. Pursuant to the terms of the Indenture between the Company and The Bank of New York, as Trustee, dated as of December 1, 1992, holders of the Debentures will be entitled to receive upon redemption 103.0% of the principal amount thereof, plus interest accruing from January 1, 1998 to the Redemption Date (the "Redemption Price"). A holder of $1,000 principal amount of Debentures redeemed at the Redemption Price would receive $1,059.83 in cash. Payment of the Redemption Price will be made by the Paying and Conversion Agent upon surrender of Debentures to the Paying and Conversion Agent by holders of Debentures accompanied by a properly completed Letter of Transmittal. Each holder's signature in a Letter of Transmittal must be guaranteed by an Eligible Institution if the Redemption Price for Debentures surrendered by such holder for redemption is to be paid other than to the registered holder of such Debentures. Holders should inquire of such Eligible Institutions sufficiently in advance of the Redemption Date whether there are any dollar limitations on the principal amount of Debentures with respect to which signatures may be guaranteed by such Eligible Institutions. On and after the Redemption Date, interest will cease to accrue and holders of Debentures will not have any rights as such holders other than the right to receive the Redemption Price. See "Paying and Conversion Agent."

     The alternatives available to the holders of Debentures are illustrated, in tabular form, below, based upon the Redemption Price of $1,059.83. Reference is made to "Certain Federal Income Tax Considerations."

  ALTERNATIVES WITH RESPECT        ASSUMPTIONS WITH RESPECT TO         CONSIDERATION/VALUE RECEIVED
  TO $1,000 PRINCIPAL AMOUNT         $1,000 PRINCIPAL AMOUNT         WITH RESPECT TO $1,000 PRINCIPAL
        OF DEBENTURES                     OF DEBENTURES                    AMOUNT OF DEBENTURES
-----------------------------   --------------------------------   ------------------------------------
Convert Debentures into         Market price of Common Stock       Common Stock (including cash
 Common Stock                   greater than $34.05                in lieu of any fractional share)
                                $1,059.83/31.13)                   having a market value greater
                                                                   than $1,059.83

                                Market price of Common Stock       Common Stock (including cash
                                less than $34.05                   in lieu of any fractional share)
                                $1,059.83/31.13)                   having a market value less than
                                                                   $ 1,059.83

Redeem Debentures               All cases                          $1,059.83 (in cash)

Sell Debentures in the open     All cases                          Market price on the date of sale,
 market                                                            less commissions and other ex-
                                                                   penses

                          PAYING AND CONVERSION AGENT

     The Bank of New York has been appointed as Paying and Conversion Agent for the redemption and conversion of the Debentures. The surrender of Debentures for conversion or redemption should be accompanied by a properly completed Letter of Transmittal and be delivered to the Paying and Conversion Agent by hand delivery, overnight courier or mail as follows:

                               REDEMPTION ONLY:

        BY HAND:         BY OVERNIGHT COURIER:                    BY MAIL:
                                                 (registered or certified mail recommended)

 The Bank of New York    The Bank of New York              The Bank of New York
   101 Barclay Street     101 Barclay Street                  P.O. Box 11265
   Fiscal Agencies-7E     Fiscal Agencies-7E               Church Street Station
   New York, NY 10286     New York, NY 10286                New York, NY 10286
                                                           Attn: Fiscal Agencies
                                                               Dept. 101B-7E

                               CONVERSION ONLY:

        BY HAND:         BY OVERNIGHT COURIER:                    BY MAIL:
                                                 (registered or certified mail recommended)
 The Bank of New York    The Bank of New York              The Bank of New York
   101 Barclay Street     101 Barclay Street                  P.O. Box 11265
     Reorg. Dept.-7E       Reorg. Dept.-7E                 Church Street Station
   New York, NY 10286     New York, NY 10286                New York, NY 10286
                                                        Attn: Reorg. Dept. 101B-7E

     The Company will pay the Paying and Conversion Agent its reasonable and customary fees for its services and will reimburse it for all of its reasonable out-of-pocket expenses in connection therewith.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general summary of certain United States federal income tax considerations relevant to the conversion, redemption or sale of Debentures by a beneficial owner of Debentures. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (including proposed regulations and temporary regulations) promulgated thereunder, Internal Revenue Service ("IRS") rulings, official pronouncements and judicial decisions, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations. This summary is applicable only to holders who are "United States persons" for federal income tax purposes and who hold Debentures as capital assets and who will hold any Common Stock received on conversion of Debentures as capital assets. Additionally, this summary is not applicable to non-United States persons who have an indirect interest in Debentures or Common Stock through a United States partnership, trust or estate, or other flow-through entity.

     This summary does not discuss all the tax consequences that may be relevant to a particular holder in light of the holder's particular circumstances and it is not intended to be applicable in all respects to all categories of investors, some of whom -- such as insurance companies, tax-exempt persons, financial institutions, regulated investment companies, dealers in securities or currencies, persons that hold the Debentures as a position in a "straddle," as part of a "synthetic security," "hedge," "conversion transaction" or other integrated investment, persons that enter into "short sales against the box" or certain other "constructive sales" involving the Debentures or substantially identical property, or persons whose functional currency is other than United States dollars -- may be subject to different rules not discussed below. In addition, this summary does not address any state, local or foreign tax considerations that may be relevant to a particular holder.

     HOLDERS OF DEBENTURES ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE CONVERSION, SALE OR REDEMPTION OF THE DEBENTURES IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

CONVERSION OF DEBENTURES

     In general, no gain or loss will be recognized on conversion of Debentures solely into Common Stock. The tax basis for the Common Stock received upon such conversion will be equal to the tax basis of the Debentures converted (reduced by the portion of such basis allocable to any fractional share of Common Stock paid in cash). The holding period for the Common Stock generally will include the holding period of the Debentures converted. Except as discussed below under "Market Discount," a holder generally will recognize gain (or loss) upon a conversion to the extent that any cash paid in lieu of a fractional share of Common Stock exceeds (or is less than) its tax basis in such fractional share.

SALE OR REDEMPTION OF DEBENTURES

     Generally, the sale or redemption of Debentures will result in taxable gain or loss equal to the difference between (i) the amount realized (except to the extent such amount is attributable to accrued interest not previously included in income, which amount generally will be taxable as ordinary income) and (ii) the holder's adjusted tax basis in the Debentures. Except as discussed below under "Market Discount," such gain or loss will be capital gain or loss. Such gain or loss will be long-term capital gain or loss if the holding period for the Debentures exceeds one year. In the case of a non-corporate holder of Debentures, any such capital gain will be subject to tax at a maximum federal income tax rate of 28% if the holder's holding period in the Debentures is more than one year but not more than 18 months and at a maximum federal income tax rate of 20% if the holder's holding period in the Debentures is more than 18 months.

MARKET DISCOUNT

     Special rules will apply to Debentures acquired with market discount. A market discount note is, generally, a note the principal amount of which exceeds the holder's basis in the note immediately after acquisition by more than a specified de minimis amount. Generally, any gain recognized on the sale or redemption of a market discount note will be treated as ordinary income to the extent of the accrued market discount on such note not previously included in income. In general, market discount accrues on a straight line basis or, at the option of the holder, at a constant yield to maturity basis.

     Although the matter is not free from doubt, a holder of a Debenture with market discount should not have to recognize income on the conversion of the Debenture, even with respect to market discount that has accrued but has not been taken into account. Market discount not recognized on conversion will carry over to the Common Stock acquired upon conversion thereof and will be recognized as ordinary income to the extent of gain recognized upon the disposition of such Common Stock, including any deemed disposition of fractional shares of Common Stock for cash at the time of conversion.

SALE OR DISPOSITION OF COMMON STOCK

     Subject to the discussion under "Market Discount" above, a holder will recognize gain or loss on the sale or exchange of Common Stock received upon conversion of a Debenture equal to the difference between the amount realized on such sale or exchange and the holder's adjusted tax basis in the Common Stock sold or exchanged.

BACKUP WITHHOLDING

     A holder of a Debenture or Common Stock issued upon conversion of a Debenture may be subject to backup withholding at a rate of 31% with respect to the proceeds of a sale or redemption of such Debenture or Common Stock, as the case may be, unless (i) such holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable backup withholding rules. The amount of backup withholding from a payment to a holder will be allowed as a credit against the holder's federal income tax liability.

                         DESCRIPTION OF CAPITAL STOCK

     The following summary does not purport to be complete and is subject in all respects to the applicable provisions of the DGCL, IHS' Third Restated Certificate of Incorporation, as amended (the "IHS Certificate"), and the terms of IHS' Stockholders' Rights Plan, each of which is an exhibit to the Registration Statement of which this Prospectus is a part.

AUTHORIZED CAPITAL STOCK

     IHS is authorized to issue up to 150,000,000 shares of Common Stock, par value $.001 per share, 46,425,880 shares of which were issued and outstanding at May 27, 1998, and 15,000,000 shares of Preferred Stock, none of which is outstanding as of the date hereof. Each outstanding share of Common Stock currently has attached to it one preferred share purchase right, as described under "-- Stockholders' Rights Plan."

COMMON STOCK

     Holders of Common Stock are entitled to one vote for each share held of record on all matters to be submitted to a vote of the stockholders and do not have preemptive rights. Subject to preferences that may be applicable to any outstanding shares of Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the IHS Board of Directors (the "IHS Board") out of funds legally available therefor. All outstanding shares of Common Stock are fully paid and nonassessable. In the event of any liquidation, dissolution or winding-up of the affairs of IHS, holders of Common Stock will be entitled to share ratably in the assets of IHS remaining after payment or provision for payment of all of IHS' debts and obligations and liquidation payments to holders of any outstanding shares of Preferred Stock.

PREFERRED STOCK

     The IHS Board, without further stockholder authorization, is authorized to issue shares of Preferred Stock in one or more series and to determine and fix the rights, preferences and privileges of each series, including dividend rights and preferences over dividends on the Common Stock and one or more other series of Preferred Stock, conversion rights, voting rights (in addition to those provided by law), redemption rights and the terms of any sinking fund therefor, and rights upon liquidation, dissolution or winding up, including preferences over the Common Stock and one or more series of Preferred Stock. Although IHS has no present plans to issue any shares of Preferred Stock, the issuance of shares of Preferred Stock, or the issuance of rights to purchase such shares, may have the effect of delaying, deferring or preventing a change in control of IHS or an unsolicited acquisition proposal.

     IHS has designated 750,000 shares of Preferred Stock as Series A Junior Participating Cumulative Preferred Stock, $.01 par value per share (the "Series A Preferred Stock"). The rights, preferences and privileges of the Series A Preferred Stock are set forth under "-- Stockholders' Rights Plan."

STOCKHOLDERS' RIGHTS PLAN

     The following is a description of IHS' Stockholders' Rights Plan (the "Rights Plan"). The description thereof set forth below is qualified in its entirety by reference to the Rights Plan, a copy of which has been filed with the Commission. See "Available Information" and "Incorporation of Certain Documents by Reference."

     The Rights Plan provides that one preferred stock purchase right (a "Right") will be issued with each share of Common Stock (whether originally issued or from IHS' treasury) prior to the Rights Distribution Date (as defined herein). When exercisable, each Right entitles the registered holder to purchase from IHS one one-hundredth of a share of Series A Preferred Stock at a price of $135.00 per one one-hundredth of a share of Series A Preferred Stock (the "Purchase Price"), subject to adjustment.

     Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding Common Stock or (ii) 10 business days (or such later date as may be deter-mined by action of the IHS Board prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced by all the Common Stock share certificates and will be transferred with the Common Stock certificates, and no separate Rights certificates will be distributed. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on September 26, 2005 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by IHS, in each case, as described below.

     The Purchase Price payable, and the number of shares of Series A Preferred Stock or other securities or property issuable, upon exercise of the Right are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock, (ii) upon the grant to holders of the Series A Preferred Stock of certain rights or warrants to subscribe for or purchase shares of Series A Preferred Stock with a conversion price less than the then-current market price of the Series A Preferred Stock or (iii) upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Series A Preferred Stock) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights and the number of one one-hundredths of a share of Series A Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

     Series A Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Series A Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Series A Preferred Stock will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. Each share of Series A Preferred Stock will have 100 votes, voting together with the shares of Common Stock. Finally, in the event of any merger, consolidation or other transaction in which Common Stock is exchanged, each share of Series A Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions. The Series A Preferred Stock will, if issued, be junior to any other series of Preferred Stock which may be authorized and issued by IHS, unless the terms of any such other series provide otherwise. Once the shares of Series A Preferred Stock are issued, the IHS Certificate may not be amended in a manner which would materially alter or change the powers, preferences or special rights of the Series A Preferred Stock so as to affect them adversely without the affirmative vote of the holders of two-thirds or more of the outstanding shares of Series A Preferred Stock, voting separately as a class.

     Because of the nature of the Series A Preferred Stock's dividend, liquidation and voting rights, the value of the one one-hundredth interest in a share of Series A Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

     In the event that IHS is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise such number of one one-hundredths of a share of Series A Preferred Stock as shall equal the result obtained by (x) multiplying the then current Purchase Price by the number of one one-hundredths of a share of Series A Preferred Stock for which a Right is then exercisable and dividing that product by (y) 50% of the then current per share market price of the Common Stock.

     At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Stock, the IHS Board may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, for consideration consisting of one-half the securities of IHS that would be issuable at such time upon exercise of one Right.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Series A Preferred Stock will be issued (other than fractions which are integral multiples of one one-hundredth of a share of Series A Preferred Stock, which may, at the election of IHS, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Preferred Stock on the last trading day prior to the date of exercise.

     At any time prior to the tenth day following the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding Common Stock, the IHS Board may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"); provided, however, that, for the 120-day period after any date of a change (resulting from a proxy or consent solicitation) in a majority of the IHS Board in office at the commencement of such solicitation, the Rights may only be redeemed if (A) there are directors then in office who were in office at the commencement of such solicitation and (B) the IHS Board, with the concurrence of a majority of such directors then in office, determines that such redemption is, in their judgment, in the best interests of IHS and its stockholders. The redemption of the Rights may be made effective at such time on such basis with such conditions as the IHS Board in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     The terms of the Rights may be amended by the IHS Board without the consent of the holders of the Rights, except that from and after a Distribution Date no such amendment may adversely affect the interests of the holders of the Rights.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of IHS, including, without limitation, the right to vote or to receive dividends.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire IHS without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired. The effect of the Rights may be to inhibit a change in control of IHS (including through a third party tender offer at a price which reflects a premium to the then prevailing trading price) that may be beneficial to IHS stockholders. See "Risk Factors -- Effect of Certain Anti-Takeover Provisions."

LIMITATIONS ON LIABILITY OF OFFICERS AND DIRECTORS

     IHS' Certificate contains a provision eliminating or limiting director liability to IHS and its stockholders for monetary damages arising from acts or omissions in the director's capacity as a director. The provision does not, however, eliminate or limit the personal liability of a director (i) for any breach of such director's duty of loyalty to IHS or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under the DGCL for unlawful dividends or unlawful stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. This provision offers persons who serve on the IHS Board protection against awards of monetary damages resulting from breaches of their duty of care (except as indicated above). As a result of this provision, the ability of IHS or a stockholder thereof to successfully prosecute an action against a director for a breach of his duty of care is limited. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care. The Commission has taken the position that the provision will have no effect on claims arising under the federal securities laws.

     In addition, the IHS Certificate and the IHS By-laws provide for mandatory indemnification rights, subject to limited exceptions, to any director, officer, employee or agent of IHS who, by reason of the fact that he or she is a director, officer, employee or agent of IHS, is involved in a legal proceeding of any nature. Such indemnification rights include reimbursement for expenses incurred by such director, officer, employee, or agent in advance of the final disposition of such proceeding in accordance with the applicable provisions of the DGCL. In addition, IHS has entered into indemnification agreements with its officers and directors.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is American Stock Transfer & Trust Company, New York, New York.

                              STANDBY ARRANGEMENTS

     Under the terms and subject to the conditions in the Standby Agreement dated May 29, 1998 between the Company and the Purchaser (the "Standby Agreement"), the Purchaser has agreed to purchase from the Company, at the Company's option, for settlement on July 2, 1998, such number of shares of Common Stock as would have been issuable upon conversion of any Debentures that were not surrendered for conversion by the Close of Business on the Redemption Date for a purchase price per share equal to $34.05.

     On or prior to the Redemption Date, the Purchaser may also purchase Debentures in the open market or otherwise. The Purchaser has agreed to convert into Common Stock all Debentures owned by it. Such Common Stock may be used by the Purchaser to cover any short position in the Common Stock established by the Purchaser.

     The Company has been advised by the Purchaser that it proposes to offer for resale to the public at prices set from time to time by the Purchaser any shares of Common Stock purchased from the Company or acquired upon conversion and not used to cover any short position. The Purchaser may also make sales of such shares to certain securities dealers at prices that may reflect concessions from the prices at which such shares are then being offered to the public. The amount of such concessions will be determined from time to time by the Purchaser.

     Pursuant to the terms of the Standby Agreement and in consideration of its obligations thereunder, the Company has agreed to pay the Purchaser the sum of
(1) $1,828,213 and (2) an additional $1.36 per share for Purchased Securities (as defined below) and Compensible Conversion Securities (as defined below), but the fee specified in clause (2) will be payable only if the Purchased Securities and Compensible Conversion Securities exceed, in the aggregate, 178,988 shares of Common Stock and then only with respect to that number of shares of Purchased Securities and Compensible Conversion Securities that in the aggregate exceeds 178,988 shares. Additionally, the Purchaser has agreed to pay to the Company 50% of the excess, if any, of (a) the aggregate proceeds received by the Purchaser from the sale by the Purchaser of Purchased Securities (net of selling concessions and other reasonable expenses of sale and any transfer taxes) over
(b) an amount equal to the aggregate number of Purchased Securities multiplied by the average price paid by the Purchaser for such shares. For purposes hereof, the term "Purchased Securities" means shares of Common Stock purchased by the Purchaser pursuant to the Standby Agreement, and "Compensible Conversion Securities" means shares of Common Stock acquired by the Purchaser upon conversion of Debentures, or that the Purchaser obtained the right to acquire upon conversion of Debentures, on a date when the last reported sale price of the Common Stock on the NYSE was less than or equal to $34.05.

     The  Company  has  agreed  to  indemnify  the  Purchaser   against  certain
liabilities, including liabilities under the Securities Act, or to contribute to payments the Purchaser may be required to make in respect thereof.

     The Company and its executive officers have agreed, with certain exceptions, from the date of the Standby Agreement through the Redemption Date (and the Company and its executive officers have agreed that, if the Purchaser purchases or receives, in the aggregate, more than 450,000 shares, for an additional period of 90 days after the Redemption Date) without the prior written consent of the Purchaser, not to offer, sell or contract to sell, or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the Company or such individuals), directly or indirectly, or announce the offering of, any other shares of Common Stock or any securities convertible into, or exchangeable for, shares of Common Stock.

     The Purchaser has performed investment banking services for the Company from time to time in the ordinary course of its business for which it has received customary compensation, including acting as the financial advisor to the Company in connection with the Company's acquisition of the Coram Lithotripsy Division and as lead manager in connection with private offerings of the Company's 9 1/2% Senior Subordinated Notes due 2007 in May 1997 and the Company's 9 1/4% Senior Subordinated Notes due 2008 in September 1997. The Purchaser may assist the Company in providing information regarding conversion of Debentures but will not receive any compensation by the Company for any such assistance.

     In connection with the sale of Common Stock to the Purchaser pursuant to the Standby Agreement, the Purchaser may purchase Debentures, which may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market or may otherwise affect the market price of the Common Stock. Such purchases are not required, and, if undertaken, may be discontinued at any time.


                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the shares of Common Stock offered hereby will be passed upon for the Company by Fulbright & Jaworski L.L.P., New York, New York and for the Purchaser by Dewey Ballantine LLP, New York, New York. At April 30, 1998, partners of Fulbright & Jaworski L.L.P. owned an aggregate of 300 shares of Common Stock.


                                    EXPERTS

     The consolidated financial statements of Integrated Health Services, Inc. and subsidiaries as of December 31, 1996 and 1997 and for each of the years in the three-year period ended December 31, 1997 have been incorporated by reference in this Prospectus and elsewhere in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP refers to changes in accounting methods, in 1995, to adopt Statement of Financial Accounting Standards No. 121 related to impairment of long-lived assets and, in 1996, from deferring and amortizing pre-opening costs of medical specialty units to recording them as expenses when incurred.

     The consolidated financial statements of First American Health Care of Georgia, Inc. as of December 31, 1994 and 1995 and for each of the years in the three-year period ended December 31, 1995 have been incorporated by reference in this Prospectus and in the Registration Statement from IHS' Current Report on Form 8-K/A, as amended (dated October 17, 1996), in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP contains an explanatory paragraph regarding the uncertainty with respect to certain contingent payments which may be payable under a settlement agreement with the Health Care Financing Administration.

     The consolidated financial statements of Community Care of America, Inc. as of December 31, 1995 and 1996 and for each of the years in the three-year period ended December 31, 1996 have been incorporated by reference in this Prospectus and in the Registration Statement from IHS' Current Report on Form 8-K (dated September 25, 1997) in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP refers to the change in accounting method in 1996 to adopt Statement of Financial Accounting Standards No. 121 relating to the impairment of long-lived assets.

     The financial statements of RoTech Medical Corporation as of July 31, 1996 and 1997 and for each of the years in the three year period ended July 31, 1997 incorporated in this Prospectus and in the Registration Statement by reference from IHS' Current Report on Form 8-K (dated October 21, 1997) have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The financial statements of selected facilities operated by Horizon/CMS Healthcare Corporation to be sold to Integrated Health Services, Inc. as of May 31, 1997 and 1996 and for each of the years in the two year period ended May 31, 1997 incorporated in this Prospectus and in the Registration Statement by reference from IHS' Current Report on Form 8-K (dated December 31, 1997) have been audited by Arthur Andersen LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

================================================================================
       NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE PURCHASER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                      -----------------------------------
                               TABLE OF CONTENTS


                                                 PAGE
                                                 -----
Available Information .........................    3
Incorporation of Certain Documents by
   Reference ..................................    4
The Company ...................................    6
Risk Factors ..................................    8
Recent Developments ...........................   16
Use of Proceeds ...............................   17
Capitalization ................................   17
Price Range of Common Stock and Divi-
   dend Policy ................................   18
Selected Consolidated Financial Data ..........   19
Redemption of the Debentures and Alter-
   natives to Redemption ......................   21
Paying and Conversion Agent ...................   24
Certain Federal Income Tax Considerations         25
Description of Capital Stock ..................   27
Standby Arrangements ..........................   31
Legal Matters .................................   32
Experts .......................................   32

================================================================================

================================================================================

                                   3,579,766

                                    SHARES


                                   [IHS LOGO]

                               INTEGRATED HEALTH
                                SERVICES, INC.

                                 COMMON STOCK

                      -----------------------------------
                                  PROSPECTUS
                     -----------------------------------


                                 May  , 1998



                              SALOMON SMITH BARNEY

================================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following is an itemized statement of the estimated amounts of all expenses payable by the Registrant in connection with the registration of the
Shares:

                                 ITEM                                        AMOUNT
---------------------------------------------------------------------   ---------------
     Registration Fee - Securities and Exchange Commission ..........   $   39,073.15
     New York Stock Exchange listing fee ............................       12,600.00*
     Legal fees and expenses ........................................      100,000.00*
     Accounting fees and expenses ...................................      100,000.00*
     Printing and engraving costs ...................................       50,000.00*
     Miscellaneous ..................................................       48,326.85*
                                                                         -------------
        Total .......................................................    $ 350,000.00*
                                                                        =============

----------
* Estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under the DGCL, a corporation may include provisions in its certificate of incorporation that will relieve its directors of monetary liability for breaches of their fiduciary duty to the corporation, except under certain circumstances, including a breach of the director's duty of loyalty, acts or omissions of the director not in good faith or which involve intentional misconduct or a knowing violation of law, the approval of an improper payment of a dividend or an improper purchase by the corporation of stock or any transaction from which the director derived an improper personal benefit. The Company's Third Restated Certificate of Incorporation, as amended, provides that the Company's directors are not liable to the Company or its stockholders for monetary damages for breach of their fiduciary duty, subject to the described exceptions specified by the DGCL.

     Section 145 of the DGCL grants to the Company the power to indemnify each officer and director of the Company against liabilities and expenses incurred by reason of the fact that he is or was an officer or director of the Company if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The Company's Third Restated Certificate of Incorporation, as amended, and By-laws, as amended, provide for indemnification of each officer and director of the Company to the fullest extent permitted by the DGCL. In addition, IHS has entered into indemnity agreements with its directors and executive officers, a form of which is included as Exhibit 10.72 to IHS' Registration Statement on Form S-1, No. 33-39339, effective March 31, 1992.
Section 145 of the DGCL also empowers the Company to purchase and maintain insurance on behalf of any person who is or was an officer or director of the Company against liability asserted against or incurred by him in any such capacity, whether or not the Company would have the power to indemnify such officer or director against such liability under the provisions of Section 145. The Company has purchased and maintains a directors' and officers' liability policy for such purposes.

     Under Section 8 of the Standby Purchase Agreement, the Purchaser is obligated under certain circumstances, to indemnify officers, directors and controlling persons of the Company against certain liabilities, including liabilities under the Securities Act of 1933. Reference is made to the form of Standby Purchase Agreement filed as Exhibit 1 hereto.

ITEM 16. EXHIBITS.

   1      -- Form of Standby Agreement.
 4.1      -- Third Restated Certificate of Incorporation, as amended. (1)
 4.2      -- Amendment to the Third Restated Certificate of Incorporation, dated
             May 26, 1995. (2)

 4.3      -- Certificate of Designation of Series A Junior Participating
             Cumulative Preferred Stock. (3)
 4.4      -- By-laws, as amended. (4)
 4.5      -- Indenture,  dated as of December 1, 1992, between Integrated Health
             Services, Inc. and The Bank of New York (as successor in interest to Signet Trust Company), as Trustee, relating to the Company's 6% Convertible Subordinated Debentures. (5)
 4.6      -- Form of 6% Debenture (included in 4.5). (5)
   5      -- Opinion of Fulbright & Jaworski L.L.P.
23.1      -- Consents of KPMG Peat Marwick LLP.
23.2      -- Consent of Deloitte & Touche LLP.
23.3      -- Consent of Arthur Andersen LLP.
23.4      -- Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5).
  24      -- Power of Attorney (included on signature page).
99.1      -- Form of Letter of Transmittal
99.2      -- Form of Notice of Redemption
----------
(1) Incorporated by reference to the Company's Registration Statement on Form S-3, No. 33-77754, effective June 29, 1994.
(2) Incorporated by reference to the Company's Registration Statement on Form S-4, No. 33-94130, effective September 15, 1995.
(3) Incorporated by reference to the Company's Current Report on Form 8-K dated September 27, 1995.
(4) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1997.
(5) Incorporated by reference to the Company's Registration Statement on Form S-3, No. 33-54458, effective December 9, 1992.



ITEM 17. UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes:

       (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

       (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Owings Mills, State of Maryland on May 28, 1998.

                                        INTEGRATED HEALTH SERVICES, INC.

                                        By: /s/ Robert N. Elkins
                                           ------------------------------------
                                           Robert N. Elkins, Chairman of the
                                            Board, President and Chief Executive
                                            Officer


                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert N. Elkins and C. Taylor Pickett, jointly and severally, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



           SIGNATURE                             TITLE                      DATE

-------------------------------   ----------------------------------   -------------
        /s/ ROBERT N. ELKINS      Chairman of the Board, President     May 28, 1998
-------------------------------    and Chief Executive Officer
      (Robert N. Elkins)           (Principal Executive Officer)


                                 Director                              May   , 1998
-----------------------------
     (Edwin M. Crawford )


       /s/ KENNETH M. MAZIK       Director                             May 28, 1998
-----------------------------
      (Kenneth M. Mazik)


      /s/ ROBERT A. MITCHELL      Director                             May 28, 1998
-----------------------------
     (Robert A. Mitchell)


   /s/ CHARLES W. NEWHALL, III    Director                             May 28, 1998
-----------------------------
    (Charles W. Newhall, III)


                                  Director                             May  , 1998
-----------------------------
     (Timothy F. Nicholson)



           SIGNATURE                             TITLE                       DATE
-------------------------------   -----------------------------------   -------------
       /s/ JOHN L. SILVERMAN      Director                             May 28, 1998
-----------------------------
      (John L. Silverman)


                                  Director                             May   , 1998

-----------------------------
      (George H. Strong)


   /s/ C. TAYLOR PICKETT          Executive Vice President-            May 28, 1998
-----------------------------      Chief Financial Officer (Principal
   (C. Taylor Pickett)             Financial Officer)



      /s/ W. BRADLEY BENNETT      Executive Vice President-            May 28, 1998
-----------------------------      Chief Accounting Officer
     (W. Bradley Bennett)          (Principal Accounting Officer)


                               INDEX TO EXHIBITS

   1      -- Form of Standby Agreement.
 4.1      -- Third Restated Certificate of Incorporation, as amended. (1)
 4.2      -- Amendment to the Third Restated Certificate of Incorporation, dated
             May 26, 1995. (2)
 4.3      -- Certificate of Designation of Series A Junior Participating
             Cumulative Preferred Stock. (3)
 4.4      -- By-laws, as amended. (4)
 4.5      -- Indenture,  dated as of December 1, 1992, between Integrated Health
             Services, Inc. and The Bank of New York (as successor in interest to Signet Trust Company), as Trustee, relating to the Company's 6% Convertible Subordinated Debentures. (5)
 4.6      -- Form of 6% Debenture (included in 4.5). (5)
   5      -- Opinion of Fulbright & Jaworski L.L.P.
23.1      -- Consents of KPMG Peat Marwick LLP.
23.2      -- Consent of Deloitte & Touche LLP.
23.3      -- Consent of Arthur Andersen LLP.
23.4      -- Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5).
  24      -- Power of Attorney (included on signature page).
99.1      -- Form of Letter of Transmittal
99.2      -- Form of Notice of Redemption
----------
(1) Incorporated by reference to the Company's Registration Statement on Form S-3, No. 33-77754, effective June 29, 1994.
(2) Incorporated by reference to the Company's Registration Statement on Form S-4, No. 33-94130, effective September 15, 1995.
(3) Incorporated by reference to the Company's Current Report on Form 8-K dated September 27, 1995.
(4) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1997.
(5) Incorporated by reference to the Company's Registration Statement on Form S-3, No. 33-54458, effective December 9, 1992.